Filed Pursuant to Rule 424(b)(5)
Registration No. 333-161758

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 19, 2010.

Prospectus Supplement to Prospectus dated September 29, 2009.

5,000,000 Shares

InterMune, Inc.

Common Stock

InterMune, Inc. is offering 5,000,000 shares to be sold in the offering.

Warburg Pincus Equity Partners, L.P., which is our principal stockholder and an affiliate of one of our directors, has indicated interest in purchasing, directly or indirectly through affiliated entities, up to $30 million of our common stock in this offering at the public offering price. Because this indication of interest is not a binding agreement or a commitment to purchase, any or all of these entities may elect not to purchase any shares in this offering, or the underwriters may elect not to sell any shares in this offering to any or all of these entities.

The common stock is listed on The NASDAQ Global Select Market under the symbol “ITMN.” The last reported sale price of the common stock on The NASDAQ Global Select Market was $14.53 per share.

See “Risk Factors” on page S-8 of this prospectus supplement and page 2 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to InterMune	$	$

To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from InterMune at the initial price to public less the underwriting discount.

The underwriter expects to deliver the shares against payment in New York, New York on January     , 2010.

Goldman, Sachs & Co.

Prospectus Supplement dated January     , 2010.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering. We have not, and the underwriter has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering is accurate only as of the

i

date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering when making your investment decision. You should also read and consider the information in the documents we have referred you to in the section of this prospectus supplement entitled “Where You Can Find More Information.”

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated September 29, 2009, provides more general information about our common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or the documents incorporated by reference, you should rely on the information in this prospectus supplement.

Unless we indicate otherwise, references in this prospectus supplement to “InterMune,” “we,” “our” and “us” refer to InterMune, Inc.

This prospectus supplement and the accompanying prospectus, including the information incorporated by reference into this prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering include trademarks, service marks and trade names owned by us or others. InterMune, Inc., the InterMune, Inc. logo and all other InterMune product and service names are trademarks of InterMune, Inc. in the United States and in other selected countries. All other trademarks, service marks and trade names included or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free-writing prospectus that we have authorized for use in connection with this offering are the property of their respective owners.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free-writing prospectus that we have authorized for use in connection with this offering and may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include information about the shares we are offering as well as information regarding our business and financial data. You should read this prospectus supplement and the accompanying prospectus, including information incorporated by reference, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety. Investors should carefully consider the information set forth under “Risk Factors” in this prospectus supplement.

About InterMune, Inc.

InterMune, Inc. is an independent biotechnology company focused on developing and commercializing innovative therapies for lung and liver diseases (pulmonology and hepatology). Our revenue is provided from sales of Actimmune® (interferon gamma-1b) and our collaboration agreement with Hoffmann-LaRoche Inc. and F. Hoffmann-La Roche Ltd., which we refer to collectively as Roche.

Our currently marketed product, Actimmune, is indicated for reducing the frequency and severity of serious infections associated with chronic granulomatous disease, or CGD, and for delaying time to disease progression in patients with severe, malignant osteopetrosis. Because the number of patients worldwide with these indications is extremely small, we believe that our future growth will be tied to our development stage programs in pulmonology and hepatology.

The pulmonology portfolio includes our most advanced and lead product candidate, pirfenidone, being developed for the treatment of patients with idiopathic pulmonary fibrosis, or IPF, and a research program focused on small molecules for pulmonary diseases. We announced results of the Phase III CAPACITY trials of pirfenidone in February 2009 and submitted our New Drug Application, or NDA, for pirfenidone for the reduction of decline in lung function in IPF in the United States in November 2009. Our NDA was accepted by the U.S. Food and Drug Administration, or FDA, and granted Priority Review on January 4, 2010. The FDA has set an action date of May 4, 2010 for the NDA, which may not be met by the FDA or which may be extended by the FDA under certain circumstances.

The hepatology portfolio includes the chronic hepatitis C virus, or HCV, protease inhibitor RG7227, which we formerly referred to as ITMN-191, in Phase IIb, a second-generation HCV protease inhibitor research program and an early stage research program evaluating a new target in hepatology.

Pirfenidone – Our Lead Pulmonology Program

Pirfenidone is a small molecule, oral, drug for the potential treatment of IPF. A fatal disease of the lungs, IPF affects more than 100,000 patients in the United States alone with an average survival rate of two to five years, lower than many cancers, such as ovarian, colorectal or breast cancer, and comparable with lung cancer. The incidence and prevalence of the disease is thought to be similar in Europe. There currently are no approved treatments for IPF in the United States or in the European Union, or EU. Pirfenidone has been granted Orphan Drug Status in the United States and in the EU, which, upon approval for commercialization, would provide us with indication-specific product market exclusivity in both geographies for seven and ten years, respectively.

We recently submitted the NDA for pirfenidone to the FDA. The NDA was accepted by the FDA and granted Priority Review designation on January 4, 2010. Priority Review designation may be granted by the FDA to an NDA for drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. The designation has the potential to expedite the NDA approval process by reducing the target review period for the application from approximately ten to six months. The FDA, based on the Prescription Drug User Fee Act, or PDUFA, set an action date of May 4, 2010 for the NDA which may not be met by the FDA or which may be extended by the FDA under certain circumstances.

Our application for approval of pirfenidone is the first ever NDA examined by the FDA for IPF, and is based on results of two Phase III studies, CAPACITY 1 and CAPACITY 2. We designed and conducted CAPACITY 1 and 2 based on change in Forced Vital Capacity, or FVC, as the primary endpoint, which we believe is clinically meaningful and, while not a direct measure of mortality, we believe it to be predictive of mortality. Although the FDA has indicated that a direct measure of mortality is the ideal endpoint for IPF clinical trials, the FDA has also advised us that it will evaluate the outcome of our trials based on the totality of the data, including the effect of pirfenidone on the primary and secondary endpoint for both CAPACITY trials, as well as the safety data to help determine the risk-benefit profile of pirfenidone in IPF patients.

We announced the results of the CAPACITY 1 and CAPACITY 2 Phase III studies in February 2009. These studies tested pirfenidone in a total of 779 mild to moderate IPF patients. The FVC primary endpoint was met with statistical significance in CAPACITY 2 (p=0.001), along with the secondary endpoints of categorical change in FVC and progression-free survival, or PFS. The primary endpoint and the PFS secondary endpoint were not met in CAPACITY 1 (p=0.501); however, evidence supportive of a pirfenidone treatment effect was observed on the six minute walk test secondary endpoint. Various pre-specified and post-hoc analyses of the two studies separately and combined provide what we believe is clinically meaningful supportive evidence for the efficacy of pirfenidone in IPF patients. Pirfenidone was safe and generally well tolerated in both CAPACITY studies.

The development of pirfenidone by InterMune was preceded by the independent development of the compound by Shionogi & Co. Ltd., or Shionogi, which successfully completed a Phase II and a Phase III study of pirfenidone in IPF and in 2008 obtained marketing approval for the treatment of IPF in Japan where the compound is sold as Pirespa®. The commercial rights for pirfenidone are held by Shionogi in Japan, Korea and Taiwan. While the results of Shionogi studies have been shared with us by Shionogi and have been published, we do not currently have rights to the data base for the Phase III study conducted by Shionogi and, while we referenced these results in our NDA, the data base from that study is not available to the FDA for review in connection with its evaluation of our NDA. Therefore, while we expect that the data from the Shionogi Phase III study will be viewed by the FDA as supportive of the safety experience of pirfenidone we observed in the CAPACITY trials, the FDA has indicated that it will not consider the efficacy data from the Shionogi Phase III study in evaluating the efficacy of pirfenidone for purposes of our NDA.

We plan to submit a Marketing Authorization Application, or MAA, for pirfenidone to the European Medicines Agency, or EMEA, in the first quarter of 2010.

In preparation for a potential commercial launch of pirfenidone in the United States, we have recently hired senior executives responsible for preparation of sales and marketing infrastructure. While we would consider a potential partnership in the EU, we have taken initial steps in that region in anticipation of an independent commercial launch. We currently plan to further expand our US and EU commercial infrastructure upon the successful outcome of key regulatory events related to the NDA and MAA, currently expected in 2010.

RG7227 – Our Lead Hepatology Program

Our lead compound in hepatology is RG7227 (formerly referred to as ITMN-191), an orally available HCV protease inhibitor currently in Phase IIb clinical testing in collaboration with Roche, based on a collaboration agreement entered into in 2006. As a result of this collaboration agreement, Roche is responsible for 67% of the global development costs. It is anticipated that the companies will co-commercialize the product in the United States and share profits on a 50-50 basis and we will receive royalties on sales outside the United States.

According to the Centers for Disease Control and Prevention, or CDC, an estimated 3.9 million Americans have been infected with HCV, of whom 2.7 million are chronically infected. It is estimated that there are 170 million people worldwide afflicted with HCV. Despite the currently available therapies, interferon alpha and ribavirin, there is considerable need for the development of novel therapeutic approaches since approximately 50% of patients are not cured with currently available therapies. Patients who are not cured can develop cirrhosis, liver failure and hepatocellular carcinoma.

In August 2009, together with our partner Roche, we began a Phase IIb study testing RG7227 in combination with PEGASYS® (peginterferon alfa-2a) and COPEGUS® (ribavirin), the current standard of care, or SOC, in HCV. In November 2009 we announced the discontinuation of the highest dose arm of this study because of an observed Grade 4 elevation in ALT level in three patients, one of whom experienced an elevation of total bilirubin while also receiving concomitant allopurinol. There were no changes to the two lower dose arms of the study and the study is currently ongoing.

In January 2010, we announced the highlights of a Phase Ib multiple-ascending-dose, or MAD, study evaluating low doses of once-daily and twice daily RG7227 co-administered with low-dose ritonavir in combination with standard of care for 15 days in treatment-naïve HCV-infected patients. Ritonavir is an antiviral compound commonly used at low, sub-therapeutic doses to enhance or “boost” the pharmacokinetic, or PK, profiles of protease inhibitors. This study examined the following three dosage regimens each with SOC and 100mg ritonavir given concurrently with RG7227:

•	100mg two times per day RG7227

•	200mg one time per day RG7227

•	200mg two times per day RG7227

Preliminary viral kinetic data from the first two cohorts of this study indicate that in the presence of SOC, the majority of patients achieved an undetectable level of HCV RNA after 15 days of treatment. The pharmacokinetic profile of ritonavir-boosted RG7227 was more favorable and less variable than that observed in previously reported studies conducted with much higher doses of un-boosted RG7227. No drug related serious adverse events have been reported in the MAD study to date. Together with our partner Roche we hope to present the results from this study at a medical conference in the first half of 2010. In an earlier Phase I study of ritonavir-boosted RG7227 in healthy volunteers, ritonavir increased RG7227 concentration 12 hours post dose by 18 times, with the effect on minimum plasma concentration being roughly 6 times greater than the effect on maximum plasma concentration and 3 times greater than the effect on AUC, or area under curve, which serves as an estimate of a drug’s bioavailability.

Based upon these results, we announced that, together with our partner Roche, we plan to conduct all future studies of RG7227 with ritonavir. As a result, we and Roche intend to replace the previously planned 24-week un-boosted part of the on-going Phase IIb triple combination study with a Phase IIb ritonavir-boosted study, which we currently expect to begin in Q3 of 2010. In addition, the companies plan to amend the on-going Phase IIb MAD 15-day ritonavir boosting study to evaluate 12 weeks of RG7227 ritonavir-boosted therapy plus SOC.

Financials

In November 2009, we announced our Q3 2009 results. Our net loss for the nine months ended September 30, 2009 was $87.4 million, compared to $72.7 million during the same period of 2008. For the nine months ended September 30, 2009, total operating expenses were $116.7 million, compared to $108.0 million during the same period of 2008.

As of December 31, 2009, we had cash, cash equivalents and available-for-sale securities of approximately $99.6 million.

As of December 31, 2009, $45.0 million in aggregate principal amount of our 0.25% convertible senior notes due March 1, 2011 and $85.0 million in aggregate principal amount of our 5.00% convertible senior notes due March 1, 2015 were outstanding. Periodically, we have entered into agreements with certain holders of our 0.25% convertible senior notes due March 1, 2011 to issue shares of our common stock or new convertible notes in exchange for principal amount of the outstanding notes. All of the notes exchanged for the shares are retired upon the closing of the exchanges.

Warburg Pincus

Warburg Pincus Equity Partners, L.P., or Warburg Pincus, holds 7,357,549 shares of our common stock, which represented approximately 16% of our outstanding common stock as of December 31, 2009. Pursuant to our Rights Plan, Warburg Pincus is allowed to acquire up to 25% of our outstanding common stock. Jonathan S. Leff, a member of our board of directors, is a managing director of Warburg Pincus LLC and a partner of Warburg Pincus & Co., which are affiliates of Warburg, Pincus Equity Partners.

Warburg Pincus has indicated interest in purchasing, directly or indirectly through affiliated entities, up to $30 million of our common stock in this offering at the public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Warburg Pincus or its affiliated entities may elect not to purchase any shares in this offering, or the underwriters may elect not to sell any shares in this offering to Warburg Pincus or its affiliated entities.

Corporate Information

We were incorporated in 1998 in California and reincorporated in Delaware in 2000 upon becoming a public company. Our principal executive offices are located at 3280 Bayshore Boulevard, Brisbane, California 94005, and our telephone number is (415) 466-2200. InterMune and the InterMune logo are registered trademarks of InterMune, Inc. Trademarks, tradenames or service marks of other companies appearing in this prospectus are the property of their respective owner. Our web site is www.intermune.com. Information contained in or that can be accessed through, our web site is not part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus.

THE OFFERING

Common stock offered by InterMune	5,000,000 Shares

Common stock to be outstanding immediately after this offering	51,673,210 Shares

Use of proceeds	Funding activities related to the development of our pipeline portfolio, including advancement of our product candidates, an accelerated payment to the U.S. Department of Justice of approximately $9.2 million and for other general corporate and working capital purposes. See “Use of Proceeds” on page S-34.

Risk factors	See “Risk Factors” beginning on page S-8 for a discussion of factors that you should consider before buying shares of our common stock.

The Nasdaq Global Market Symbol	“ITMN”

The foregoing discussion and table are based on 46,673,210 shares of common stock issued and outstanding as of December 31, 2009 and exclude:

•	4,707,099 shares of our common stock issuable upon exercise of outstanding options as of December 31, 2009 under our stock option plans at a weighted average exercise price of $18.01 per share;

•

No shares of our common stock available for future issuance under our 1999 Equity Incentive Plan, 3,500,167 shares available for future issuance under our 2000 Equity Incentive Plan, 1,545,695 shares available for future issuance under our 2000 Employee Stock Purchase Plan and 408,257 shares available for future issuance under our 2000 Non-Employee Directors’ Stock Option Plan as of December 31, 2009;

•	No exercise of the underwriters’ over-allotment option to purchase 750,000 additional shares of our common stock; and

•	6,580,682 shares of common stock issuable upon conversion of our convertible debt (assuming that the debt had been converted as of December 31, 2009).

SUMMARY CONSOLIDATED FINANCIAL DATA

We derived the selected financial data for the three years ended December 31, 2006, 2007 and 2008 from our audited consolidated financial statements. Our consolidated balance sheet data as of September 30, 2009 and our consolidated statements of operations data for the nine months ended September 30, 2008 and 2009 are derived from our unaudited condensed consolidated financial statements. In the opinion of our management, our unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial information. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. The following information should be read in conjunction with our consolidated financial statements and condensed consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. For more details on how you can obtain our SEC reports and other information, you should read the section of the accompanying prospectus entitled “Where You Can Find More Information.” The as adjusted balance sheet data gives effect to the issuance of 5,000,000 shares of our common stock in this offering at an assumed price of $14.53 per share, the closing price of our common stock on January 15, 2010, after deductions, underwriting discounts and commissions and estimated offering expenses payable by us.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2007	2006	2009	2008
	(In thousands, except per share amounts)
				(unaudited)
Revenue, net
Actimmune	$29,880	$53,420	$90,317	$19,635	$23,297
Collaboration revenue	18,272	13,272	467	22,454	17,454

Total revenue, net	48,152	66,692	90,784	42,089	40,751
Costs and expenses:
Cost of goods sold	8,989	14,109	24,608	5,737	7,276
Research and development	104,581	105,939	103,849	67,965	78,028
Acquired research and development and milestone expense	—	13,725	—	15,250	—
General and administrative	30,260	29,577	40,372	26,911	22,744
Restructuring charges	—	10,246	—	795	—
Provision for government settlement	—	—	36,944	—	—

Total costs and expenses	143,830	173,596	205,773	116,658	108,048

Loss from operations	(95,678)	(106,904)	(114,989)	(74,569)	(67,297)
Other income (expense):
Gain (loss) on extinquishment of debt	(1,294)	—	—	(10,264)	(1,294)
Interest income	5,616	10,699	9,512	1,498	4,644
Interest expense	(13,156)	(13,358)	(11,066)	(7,934)	(10,067)
Other income (expense)	(2,087)	2,215	1,057	6,043	1,286

Loss from continuing operations before income taxes	(106,599)	(107,348)	(115,486)	(85,226)	(72,728)
Income tax benefit	—	(2,275)	—	2,217	—

Loss from continuing operations	(106,599)	(105,073)	(115,486)	(87,443)	(72,728)
Discontinued operations:
Income (loss) from discontinued operations	103	4,994	(1,244)	—	71

Net loss	$(106,496)	$(100,079)	$(116,730)	$(87,443)	$(72,657)

Basic and diluted loss per share
Continuing operations	$(2.73)	$(2.97)	$(3.47)	$(2.00)	$(1.87)
Discontinued operations	—	0.15	(0.04)	—	—

Net loss per share	$(2.73)	$(2.82)	$(3.51)	(2.00)	(1.87)

Shares used in computing basic and diluted net loss per share	38,982	35,493	33,277	43,810	38,954

	As of December 31,			As of September 30, 2009
	2008(2)	2007(2)	2006(2)	Actual	As adjusted(3)(4)
	(In thousands)
Balance sheet data:
Cash, cash equivalents and available-for-sale securities(1)	$154,713	$235,292	$214,549	$139,679	$207,997
Working capital	96,680	214,463	201,924	92,815	161,133

Total assets	171,810	261,233	255,988	157,155	225,473

Long-term obligations	155,085	128,263	117,402	128,153	128,153
Accumulated deficit	(799,449)	(692,953)	(592,873)	(886,892)	(886,892)
Total stockholders’ equity (deficit)	(110,371)	9,637	11,205	(83,364)	(15,046)

(1)	Includes $13,148 and $17,494 of non-current available-for-sale securities as of September 30, 2009 and December 31, 2008, respectively.
(2)	On January 1, 2010, the Company adopted Financial Accounting Standards Board, Accounting Standards Codification Topic 470, formerly APB 14-1, Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement). The adoption required retrospective application; therefore, our previously reported net loss for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 and the nine month period ended September 30, 2008 have been adjusted to reflect additional interest expense of $8.6 million, or $0.22 per share, $10.5 million or $0.30 per share, $9.5 million or $0.29 per share, and $7.1 million, or $0.18 per share, respectively. The retrospective adoption of FSP APB 14-1 decreased the debt issuance costs included in other assets by an aggregate of $0.4 million, $1.2 million, $1.6 million, as of December 31, 2008, December 31, 2007 and December 31, 2006, respectively; decreased convertible senior notes included in long-term liabilities by $14.9 million, $41.7 million, and $52.6 million as of December 31, 2008, December 31, 2007 and December 31, 2006, respectively; and decreased total stockholders’ deficit by $14.5 million, $40.5 million, $51.0 million as of December 31, 2008, December 31, 2007 and December 31, 2006, respectively.
(3)	Each $1.00 increase or decrease in the assumed offering price per share would increase or decrease the as adjusted figure shown above for each of “cash, cash equivalents and available-for-sale securities,” “working capital,” “total assets” and “total stockholders’ equity (deficit)” by approximately $4.8 million, after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase or decrease of 500,000 shares in the number of shares offered by us at the assumed offering price would increase or decrease the as adjusted figure above for each of “cash, cash equivalents and available-for-sale securities,” “working capital,” “total assets” and “total stockholders’ equity (deficit)” by approximately $6.9 million, after deducting estimated underwriting discounts and commissions.
(4)	As adjusted to reflect the sale of 5,000,000 shares being offered in this offering and the receipt of the estimated net proceeds of $68.3 million from the sale of these shares, assuming a public offering price of $14.53 per share and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risk factors described below and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occur, it may materially harm our business, financial condition, operating results or cash flow. As a result, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Related to the Development of Our Products and Product Candidates

We may not succeed in our development efforts.

We commenced operations in 1998 and have incurred significant losses to date. Our revenue has been limited primarily to sales of Actimmune derived from physicians’ prescriptions for the off-label use of Actimmune in the treatment of IPF. In March 2007, we discontinued our development of Actimmune for treatment of IPF. Although we are developing pirfenidone for the treatment of IPF, and have announced results for the CAPACITY trials in February 2009, pirfenidone has not received marketing approval and may not be marketed for any diseases unless and until it does.

We may fail to develop our products on schedule, or at all, for the reasons stated in “Risks Related to the Development of Our Products and Product Candidates.” If this were to occur, our costs would increase and our ability to generate revenue could be impaired.

Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials.

To gain approval to market a product for the treatment of a specific disease, we must provide the FDA and foreign regulatory authorities with clinical data that adequately demonstrate the safety and efficacy of that product for the intended indication applied for in the NDA or respective regulatory file. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical or clinical trials. These setbacks have been caused by, among other things, preclinical findings made while clinical studies were underway and safety or efficacy observations made in clinical studies. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of clinical trials by other parties may not be indicative of the results in trials we may conduct. For example, we terminated our development of Actimmune for patients with IPF as a result of our decision to discontinue the INSPIRE trial on the recommendation of the study’s independent DMC. We do not intend to conduct further development of Actimmune for the treatment of IPF. In addition, we reported that our exploratory Phase II clinical trial evaluating Actimmune for the potential treatment of advanced liver fibrosis caused by HCV in patients who have failed standard antiviral therapy failed to meet its primary endpoint. As a result, we do not intend to conduct further development of Actimmune for the treatment of liver fibrosis. For specific risks related to the pirfenidone development program and for specific risk factors related to RG7227, please see the risk factors titled “If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that any of our products or product candidates are safe and effective for the treatment of particular diseases, the FDA and foreign regulatory authorities may require us to conduct additional clinical trials or may not grant us marketing approval for such products or product candidates for those diseases” and “Our future clinical trials of RG7227 are being designed to evaluate RG7227 in combination with the boosting agent ritonavir. If safety or efficacy issues arise in connection with the combination of RG7227 with ritonavir, we may experience significant regulatory delays, our clinical trial may need to be re-designed or terminated and we may not be able to commercialize RG7277” below.

Our future clinical trials of RG7227 are being designed to evaluate RG7227 in combination with the boosting agent ritonavir. If safety or efficacy issues arise in connection with the combination of RG7227 with ritonavir, we may experience significant regulatory delays, our clinical trial may need to be re-designed or terminated and we may not be able to commercialize RG7277.

In January 2010, we announced that together with our partner Roche we plan to conduct all future studies of RG7227 in combination with the boosting agent ritonavir. To date, we have conducted studies of RG7227 in combination with ritonavir of limited duration, and with a limited number of patients. The results of the Phase Ia SAD trial and initial Phase Ib MAD trial results for RG7227 do not ensure that subsequent trials for RG7227 will be successful at any dosing level. We have plans to conduct longer-term studies and if safety or efficacy issues arise with RG7227 in combination with ritonavir, we may experience significant regulatory delays, we may be required to re-design or terminate our clinical trials studying RG7227 and the FDA or other regulatory authorities may not approve RG7227 for commercial sale. In addition, we may be required to initiate additional clinical trials of RG7227 in combination with the boosting agent ritonavir prior to any regulatory approval.

We do not know whether our planned clinical trials will begin on time, or at all, or will be completed on schedule, or at all, which may require us to, among other things, cease development efforts.

The commencement or completion of any of our clinical trials may be delayed, halted or discontinued for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or place a clinical trial on clinical hold;

•	patients do not enroll in clinical trials at the rate we expect;

•	patients experience adverse side effects or unsafe toxicity levels;

•

patients withdraw or die during a clinical trial for a variety of reasons, including adverse events associated with the advanced stage of their disease and medical problems that may or may not be related to our products or product candidates;

•	the interim results of the clinical trial are inconclusive or negative;

•	our trial design, although approved, is inadequate to demonstrate safety and/or efficacy;

•

third-party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	our contract laboratories fail to follow good laboratory practices; or

•	sufficient quantities of the trial drug are not available.

Our development costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. If there are any significant delays for any of our other current or planned clinical trials, our business, financial condition, financial results and the commercial prospects for our products and product candidates will be harmed, and our prospects for profitability will be impaired.

In addition, delays or discontinuations of our clinical trials could require us to cease development efforts of a product candidate in part or altogether. For example, on November 17, 2009, during the course of our Phase IIb study, we announced that we had discontinued one of the three cohorts in the Phase IIb study conducted by Roche of RG7227 combined SOC, PEGASYS and COPEGUS in chronic HCV treatment-naïve patients because patients in that cohort experienced a safety event. There can be no assurances that a similar event will not occur that would require us to discontinue some or all of the cohorts of a new or ongoing clinical trial. If this were to occur, we may be required to delay or cease development efforts for certain product candidates, which will harm our business or financial condition and the commercial prospects for our products and product candidates.

We currently depend upon one collaboration partner, Roche, for support in the development and commercialization of our HCV product candidates. If our Collaboration Agreement with Roche terminates, our business and, in particular, the development and commercialization of our HCV product candidates could be significantly harmed.

On October 16, 2006, we entered into the Collaboration Agreement with Roche. Under the Collaboration Agreement, we agreed to collaborate with Roche to develop and commercialize products from our HCV protease inhibitor program. The Collaboration Agreement includes our lead candidate compound RG7227, which completed Phase Ib clinical trials. We also agreed to collaborate with Roche on a research program to identify, develop and commercialize novel second-generation HCV protease inhibitors. Assuming that we continue to successfully develop and commercialize these product candidates, under the terms of the Collaboration Agreement we are entitled to receive reimbursement and sharing of expenses incurred in connection with the development of these product candidates and additional milestone payments from Roche. As a result, Roche is providing 67% of the development costs for RG7227. In addition, if any of the product candidates we have licensed to Roche are approved for commercialization, we anticipate receiving proceeds in connection with the sales of such products. Roche may terminate the Collaboration Agreement in its entirety, in any country, subject to certain limitations for major countries, or with respect to any product or product candidate licensed under the Collaboration Agreement for any reason on six months’ written notice. If the Collaboration Agreement is terminated in whole or in part and we are unable to enter into similar arrangements with other collaborators, our business could be materially adversely affected.

If Roche fails to perform its obligations under the Collaboration Agreement, we may not be able to successfully commercialize our product candidates licensed to Roche and the development and commercialization of our product candidates could be delayed, curtailed or terminated.

Under the Collaboration Agreement, if marketing authorization is obtained, we have the right to co-commercialize with Roche our candidate compound RG7227 and/or any other product candidates licensed to Roche, as applicable, in the United States and Roche has the right to market and sell RG7227 and/or any other product candidates licensed to Roche throughout the rest of the world. Roche is also responsible for the manufacturing of the global commercial supply for RG7227 and/or any other product candidates licensed to Roche. As a result, we will depend upon the success of the efforts of Roche to manufacture, market and sell RG7227 and/or any other product candidates, if approved. However, we have little to no control over the resources that Roche may devote to such manufacturing and commercialization efforts and, if Roche does not devote sufficient time and resources to such efforts, we may not realize the commercial benefits that we anticipate, and our results of operations may be adversely affected. In addition, if Roche were to terminate the Collaboration Agreement, we would not have manufacturing resources to manufacture RG7227, and we would need to develop those resources or contract with one or more third party manufacturers, which we may be unable to do at a favorable cost, or at all.

If we materially breach the representations and warranties we made to Roche under the Collaboration Agreement or any of our other contractual obligations, Roche has the right to seek indemnification from us for damages it suffers as a result of such breach. These amounts could be substantial.

We have agreed to indemnify Roche and its affiliates against losses suffered as a result of our material breach of representations and warranties and our other obligations in the Collaboration Agreement. If one or more of our representations and warranties were not true at the time we made them to Roche, we would be in breach of the Collaboration Agreement. In the event of a breach by us, Roche has the right to seek indemnification from us for damages suffered by Roche as a result of such breach. The amounts for which we could become liable to Roche may be substantial.

Roche has the right under certain circumstances to market and sell products that compete with our product candidates that we have licensed to Roche, and any competition by Roche could have a material adverse effect on our business.

Roche has agreed that, except as set forth in the Collaboration Agreement, it will not develop or commercialize specific competitive products meeting certain criteria during the exclusivity period, which extends until October 2011 at the latest. However if neither RG7227 nor any other product candidate is in clinical development, Roche may develop or commercialize such competitive products during the exclusivity period in accordance with the Collaboration Agreement. However, if they undertake such development or commercialization, we will have the right to terminate the Collaboration Agreement. Accordingly, despite the exclusivity period, Roche may under certain circumstances develop or commercialize competitive products that meet certain criteria. Roche has significantly greater financial, technical and human resources than we have and they are better equipped to discover, develop, manufacture and commercialize products. In addition, Roche has more extensive experience than we have in preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. In the event that Roche competes with us, our business could be materially and adversely affected.

Preclinical development is a long, expensive and uncertain process, and we may terminate one or more of our current preclinical development programs.

We may determine that certain preclinical product candidates or programs do not have sufficient potential to warrant the allocation of resources toward them. Accordingly, we may elect to terminate our programs for and, in certain cases, our licenses to, such product candidates or programs. If we terminate a preclinical program in which we have invested significant resources, we will have expended resources on a program that will not provide a full return on our investment and missed the opportunity to have allocated those resources to potentially more productive uses. For example, we terminated our license and collaboration agreement with Maxygen for the development of next-generation interferon gamma products effective July 2007.

Risks Related to Government Regulation and Approval of our Product Candidates and Products

If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that any of our products or product candidates are safe and effective for the treatment of particular diseases, the FDA and foreign regulatory authorities may require us to conduct additional clinical trials or may not grant us marketing approval for such products or product candidates for those diseases.

We are not permitted to market our product candidates in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from such countries. Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate with evidence gathered in preclinical and well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA and, with respect to approval in other countries, similar regulatory authorities in those countries, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. Our failure to adequately demonstrate the safety and effectiveness of any of our products or product candidates for the treatment of particular diseases may delay or prevent our receipt of the FDA’s and foreign regulatory authorities’ approval and, ultimately, may prevent commercialization of our products and product candidates for those diseases. The FDA and foreign regulatory authorities have substantial discretion in deciding whether, based on the benefits and risks in a particular disease, any of our products or product candidates should be granted approval for the treatment of that particular disease. Even if we believe that a clinical trial or trials has demonstrated the safety and statistically significant efficacy of any of our products or product candidates for the treatment of a disease, the results may not be satisfactory to the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted by the FDA and foreign regulatory authorities in different ways, which could delay, limit or prevent regulatory approval.

Our CAPACITY trials were conducted without a Special Protocol Assessment, or SPA, with the FDA. The FDA’s SPA process creates a written agreement between the sponsoring company and the FDA regarding clinical study design and other clinical study issues that can be used to support approval of a product candidate. Because we have not obtained an SPA agreement with the FDA, there can be no assurance that the results will provide a sufficient basis in the view of the FDA for the FDA to grant regulatory approval of a new drug application for pirfenidone for the treatment of IPF. In addition, while the FDA will consider and approve NDAs based on various endpoints, the FDA has indicated that mortality is the ideal endpoint for IPF clinical trials. We designed and conducted CAPACITY 1 and CAPACITY 2 based on FVC change as the primary endpoint, as opposed to mortality. The FDA has advised us that they were uncertain as to what would constitute a clinically meaningful treatment effect of pirfenidone on this endpoint. Therefore, the FDA indicated they would review the effect of pirfenidone not only based on FVC change but also based on the totality of the data, including the effect of pirfenidone on all of the specified efficacy endpoints as well as the safety data to help determine the risk-benefit profile of pirfenidone in IPF patients. The primary endpoint of FVC change was met with statistical significance in CAPACITY 2 but not in CAPACITY 1. Therefore, we have not replicated the efficacy of pirfenidone for the treatment of IPF in a second pivotal study. Moreover, the FDA advised us that because the data base for the Shionogi Phase III study is not included in our NDA, this study cannot be used to support the efficacy of pirfenidone and that the adequacy of our application to support the efficacy of pirfenidone for the treatment of IPF would be determined during the review of our NDA. While we believe the totality of the data from CAPACITY 1 and CAPACITY 2 support the efficacy and safety of pirfenidone in IPF, the regulatory authorities in either the United States or in other jurisdictions may decide that such data does not adequately support approval of our filings. The FDA or other regulatory authorities may request additional analyses, additional data or ask us to complete an additional clinical trial or trials to support the approval of our NDA or other regulatory applications. Further analyses of the CAPACITY results will likely be conducted in the future and additional observations may be made which may lead to material changes in our current regulatory strategy for pirfenidone, including a decision by us to withdraw either or both of our regulatory submissions in the United States and the EU.

In addition, in the course of its review of an NDA or regulatory application, the FDA or other regulatory authorities may conduct audits of the practices and procedures of a company and its suppliers and contractors concerning manufacturing, clinical study conduct, non-clinical studies and several other areas. If the FDA and/or other regulatory authorities conducts an audit relating to an NDA or regulatory application submitted by us and finds a significant deficiency in any of these or other areas, the FDA or other regulatory authorities could delay or not approve our NDA or regulatory application. If regulatory delays are significant or regulatory approval is limited or denied altogether, our financial results and the commercial prospects for those of our products or product candidates involved will be harmed, and our prospects for profitability will be significantly impaired.

We are subject to extensive and rigorous governmental regulation, including the requirement of FDA or other regulatory approval before our products and product candidates may be lawfully marketed.

Both before and after the approval or our product candidates and product, we, our product candidates, our product, our operations, our facilities, our suppliers, and our contract manufacturers, contract research organizations, and contract testing laboratories are subject to extensive regulation by governmental authorities in the United States and other countries, with regulations differing from country to country. In the United States, the FDA regulates, among other things, the pre-clinical testing, clinical trials, manufacturing, safety, efficacy, potency, labeling, storage, record keeping, quality systems, advertising, promotion, sale and distribution of therapeutic products. Failure to comply with applicable requirements could result in, among other things, one or more of the following actions: notices of violation, untitled letters, warning letters, fines and other monetary penalties, unanticipated expenditures, delays in approval or refusal to approve a product candidate; product recall or seizure; interruption of manufacturing or clinical trials; operating restrictions; injunctions; and criminal prosecution. We or the FDA, or an institutional review board, may suspend or terminate human clinical trials at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Our product candidates cannot be lawfully marketed in the United States without FDA approval. Any failure to receive the marketing approvals necessary to commercialize our product candidates could harm our business.

The regulatory review and approval process of governmental authorities, which includes the need to conduct nonclinical studies and clinical trials of each product candidate, is lengthy, expensive and uncertain, and regulatory standards may change during the development of a particular product candidate. We are not permitted to market our product candidates in the United States or other countries until we have received requisite regulatory approvals. For example, securing FDA approval requires the submission of an NDA to the FDA. The approval application must include extensive nonclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each indication. The approval application must also include significant information regarding the chemistry, manufacturing and controls for the product. The FDA review process typically takes significant time to complete and approval is never guaranteed. If a product is approved, the FDA may limit the indications for which the product may be marketed, require extensive warnings on the product labeling, impose restricted distribution programs, require expedited reporting of certain adverse events, or require costly ongoing requirements for post-marketing clinical studies and surveillance or other risk management measures to monitor the safety or efficacy of the product. Markets outside of the United States also have requirements for approval of drug candidates with which we must comply prior to marketing. Obtaining regulatory approval for marketing of a product candidate in one country does not ensure we will be able to obtain regulatory approval in other countries, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries. Also, any regulatory approval of any of our products or product candidates, once obtained, may be withdrawn.

The FDA has increased its attention to product safety concerns in light of recent high profile safety issues with certain drug products, in the United States. Moreover, heightened Congressional scrutiny on the adequacy of the FDA’s drug approval process and the agency’s efforts to assure the safety of marketed drugs has resulted in proposed agency initiatives and new legislation addressing drug safety issues. If adopted, any new legislation or agency initiatives could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements. These restrictions or requirements could require us to conduct costly studies.

In addition, we, our suppliers, our operations, our facilities, and our contract manufacturers, our contract research organizations, and our contract testing laboratories are required to comply with extensive FDA requirements both before and after approval of our products. For example, we are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotion for our product candidates and our products. Also, quality control and manufacturing procedures must continue to conform to current Good Manufacturing Practices, or cGMP, regulations after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. In addition, discovery of safety issues may result in changes in labeling or restrictions on a product manufacturer or NDA holder, including removal of the product from the market.

If the FDA imposes significant restrictions or requirements related to our products for any disease, or withdraws its approval of any of our products for any disease for which it has been approved, our revenue would decline.

The FDA and foreign regulatory authorities may impose significant restrictions on the use or marketing of our products or impose additional requirements for post-approval studies. Later discovery of previously unknown problems with any of our products or their manufacture may result in further restrictions, including withdrawal of the product from the market. In this regard, the FDA has conducted routine inspections of our manufacturing contractors, and some were issued a standard “notice of inspectional observations.” While we believe that all of these observations are being appropriately corrected, failure to correct any deficiency could result in manufacturing delays. Our existing approvals, and any new approval for any other disease that we target, if granted, could be withdrawn for failure to comply with regulatory requirements or to meet our post-approval commitments. For example, we have ongoing Phase IV post-marketing commitments to the FDA relating to Actimmune for the treatment of osteopetrosis. The failure to adequately address these ongoing Phase IV commitments could result in a regulatory action or restriction, such as withdrawal of the relevant product’s approval by the FDA. If approval for a disease is withdrawn, we could no longer market the affected product for that disease. In addition, governmental authorities could seize our inventory of such product, force us to recall any product already in the market, or subject us to criminal or civil penalties, if we fail to comply with FDA or other governmental regulations.

For a description of restrictions relating to the off-label promotion of our products, please see the risk factor titled, “If we fail to comply or have in the past failed to comply with FDA or other government regulations prohibiting the promotion of off-label uses and the promotion of products for which marketing approval has not been obtained, we could be subject to regulatory enforcement action by the FDA or other governmental authorities as well as follow-on actions filed by consumers and other end-payors, which actions could result in substantial fines, sanctions and damage awards against us, any of which could harm our business” below.

If we fail to comply or have in the past failed to comply with FDA or other government regulations prohibiting the promotion of off-label uses and the promotion of products for which marketing approval has not been obtained, we could be subject to regulatory enforcement action by the FDA or other governmental authorities as well as follow-on actions filed by consumers and other end-payors, which actions could result in substantial fines, sanctions and damage awards against us, any of which could harm our business.

The FDA has authority to regulate advertising and promotional labeling for our products under the Federal Food, Drug, and Cosmetic Act and implementing regulations. In general, that authority requires advertising and promotional labeling to be truthful and not misleading, and consistent with the information in the product’s approved label, including that a product may be marketed only for the approved indications. Physicians may prescribe commercially available drugs for uses that are not described in the product’s labeling and that differ from those uses tested by us and approved by the FDA. Such off-label uses are common across medical specialties. For example, even though the FDA has not approved the use of Actimmune for the treatment of IPF, we are aware that physicians are prescribing, and have prescribed in the past, Actimmune for the treatment of IPF. Substantially all of our Actimmune revenue is derived from physicians’ prescriptions for off-label use for IPF. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA and other governmental agencies do, however, restrict manufacturers’ communications on the subject of off-label use. Companies may not promote FDA approved drugs for off-label uses. Accordingly, we may not promote Actimmune for the treatment of IPF. The FDA and other governmental authorities actively enforce regulations prohibiting promotion of off-label uses. The federal government has levied large civil and criminal fines against manufacturers for alleged improper promotion, including us in October 2006 in connection with our reaching a comprehensive settlement with the government to resolve all claims as related to our promotional activities with respect to Actimmune. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which certain promotional conduct is changed or curtailed. We are aware of many instances, including our own experience as it relates to Actimmune, in which the Office of the Inspector General of the FDA has sought and secured criminal penalties and/or a corporate integrity agreement against pharmaceutical manufacturers requiring payment of substantial fines and monitoring of certain promotional activities to ensure compliance with FDA regulations We engage in medical education activities that are subject to scrutiny under the FDA’s regulations relating to off-label promotion. While we believe we are currently in compliance with these regulations, the regulations are subject to varying interpretations, which are evolving.

If the FDA or any other governmental agency initiates an enforcement action against us and it is determined that we violated prohibitions relating to off-label promotion in connection with past or future activities, we could be subject to civil and/or criminal fines and sanctions such as those noted above in this risk factor, any of which would have an adverse effect on our revenue, business and financial prospects. As a follow-on to such governmental enforcement actions, consumers and other end-payors of the product may initiate action against us claiming, among other things, fraudulent misrepresentation, civil RICO, unfair competition, violation of various state consumer protection statutes, and unjust enrichment. For example, as a follow-on to the subpoena we received from the U.S. Department of Justice with respect to our promotional and marketing activities in connection with Actimmune and the resulting settlement we reached with the government in October 2006, we have had various class action suits filed against us by consumers and other end-payors of Actimmune. If the plaintiffs in such follow-on actions are successful, we could be subject to various damages, including compensatory damages, treble damages, punitive damages, restitution, disgorgement, prejudgment and post-judgment interest on any monetary award, and the reimbursement of the plaintiffs’ legal fees and costs, any of which would also have an adverse effect on our revenue, business and financial prospects.

In addition, some of the agreements pursuant to which we license our products, including our license agreement relating to Actimmune, contain provisions requiring us to comply with applicable laws and regulations, including the FDA’s restriction on the promotion of FDA approved drugs for off-label uses. As a result, if it were determined that we violated the FDA’s rules relating to off-label promotion in connection with our marketing of Actimmune, we may be in material breach of our license agreement for Actimmune. If we failed to cure a material breach of this license agreement, we could lose our rights to certain therapeutic uses for Actimmune under the agreement.

If we fail to fulfill our obligations under the Corporate Integrity Agreement with the Office of Inspector General of the United States Department of Health and Human Services it could have a material adverse effect on our business.

On October 26, 2006, we announced that we entered into a Corporate Integrity Agreement with the Office of the Inspector General of the United States Department of Health and Human Services. Under the terms of the Corporate Integrity Agreement, the Office of the Inspector General of the United States Department of Health and Human Services has agreed to waive any potential exclusion against us from participation in federal health care programs provided that we comply with the terms of the Corporate Integrity Agreement for a period of five years ending October 25, 2011. If we do not satisfy our obligations under the Corporate Integrity Agreement, the Office of the Inspector General of the United States Department of Health and Human Services could potentially exclude us from participation in federal health care programs, which could have significant adverse effects on our operations and financial results.

We may be required to indemnify certain of our former officers and directors if any action is taken by the U.S. Attorney or other authorities with respect to those individuals in connection with the off-label promotion of Actimmune for use with IPF, and there can be no assurance that our directors’ and officers’ liability insurance will cover all of these indemnification obligations.

The pricing and profitability of our products may be subject to control by government and other third-party payors.

The continuing efforts of governmental and other third-party payors to contain or reduce the cost of healthcare through various means may adversely affect our ability to successfully commercialize our products. For example, in most foreign markets, the pricing and/or profitability of prescription pharmaceuticals are subject to governmental control. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental controls, such as the omnibus healthcare reform currently being considered by the U.S. government. For example, federal legislation was enacted on December 8, 2003 that provides a new Medicare prescription drug benefit which began in 2006 and which mandates other reforms. Although we cannot predict the full effects on our business of the implementation of this program, it is possible that the new Medicare benefit, which will be managed by private health insurers, pharmacy benefit managers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. These new and any future cost-control initiatives could decrease the price that we would receive for Actimmune or any other products that we may develop in the future, which would reduce our revenue and potential profitability.

Our failure or alleged failure to comply with anti-kickback and false claims laws could result in civil and/or criminal sanctions and/or harm our business.

We are subject to various federal and state laws pertaining to health care “fraud and abuse,” including anti-kickback laws and false claims laws. Subject to certain exceptions, the anti-kickback laws make it illegal for a prescription drug manufacturer to knowingly and willfully solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. The federal government has published regulations that identify “safe harbors” or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations or court decisions addressing some of our practices, it is possible that our practices might be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Our activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of Medicaid rebate information and other information affecting federal and state and third-party payment for our products, and the sale and marketing of our products, could become subject to scrutiny under these laws.

In addition, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their “off-label” promotion of drugs. For information regarding allegations with respect to “off-label” promotion by us, please see the risk factor titled “If we fail to comply or have in the past failed to comply with FDA or other government regulations prohibiting the promotion of off-label uses and the promotion of products for which marketing approval has not been obtained, we could be subject to regulatory enforcement action by the FDA or other governmental authorities as well as follow-on actions filed by consumers and other end-payors, which actions could result in substantial fines, sanctions and damage awards against us, any of which could harm our business” above.

If the government were to allege that we were, or convict us of, violating these laws, there could be a material adverse effect on us, including a substantial fine, decline in our stock price, or both. Our activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities.

Risks Related to Manufacturing and Our Dependence on Third Parties

The manufacturing and manufacturing development of our products and product candidates present technological, logistical and regulatory risks, each of which may adversely affect our potential revenue.

The manufacturing and manufacturing development of pharmaceuticals, and, in particular, biologicals, are technologically and logistically complex and heavily regulated by the FDA and other governmental authorities. The manufacturing and manufacturing development of our products and product candidates present many risks, including, but not limited to, the following:

•	It may not be technically feasible to scale up an existing manufacturing process to meet demand or such scale-up may take longer than anticipated; and

•

Failure to comply with strictly enforced good manufacturing practices regulations and similar foreign standards may result in delays in product approval or withdrawal of an approved product from the market. For example, the FDA has conducted routine inspections of our manufacturing contractors, and some were issued a standard “notice of observations.” Failure to correct any deficiency could result in manufacturing delays.

Any of these factors could delay clinical trials, regulatory submissions and/or commercialization of our products for particular diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

Our manufacturing strategy, which relies on third-party manufacturers, exposes us to additional risks as a result of which we may lose potential revenue.

We do not have the resources, facilities or experience to manufacture any of our products or product candidates ourselves. Completion of our clinical trials and commercialization of our products requires access to, or development of, manufacturing facilities that meet FDA standards to manufacture a sufficient supply of our products. The FDA must approve facilities that manufacture our products for commercial purposes, as well as the manufacturing processes and specifications for the product. We depend on third parties for the manufacture of our product candidates for preclinical and clinical purposes, and we rely on third parties with FDA approved manufacturing facilities for the manufacture of Actimmune for commercial purposes. We have a long-term supply contract with Boehringer Ingelheim Austria GmbH, or BI, for Actimmune, a long-term supply contract with Signa C.V. and ACIC Fine Chemicals Inc. for pirfenidone active pharmaceutical ingredient and a contract with Catalent Pharma Solutions, or Catalent, for the manufacture of the drug product for pirfenidone. In addition, under our Collaboration Agreement with Roche, we are dependent upon Roche for the manufacture of RG7227. However, if we do not perform our obligations under these agreements, these agreements may be terminated.

Our manufacturing strategy for our products and product candidates presents many risks, including, but not limited to, the following:

•	If market demand for our products is less than our purchase obligations to our manufacturers, we may incur substantial penalties and substantial inventory write-offs.

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Manufacturers of our products are subject to ongoing periodic inspections by the FDA and other regulatory authorities for compliance with strictly enforced good manufacturing practices regulations and similar foreign standards, and we do not have control over our third-party manufacturers’ compliance with these regulations and standards.

•

When we need to change third party manufacturers of a particular pharmaceutical product, the FDA and foreign regulatory authorities must approve the new manufacturers’ facilities and processes prior to our use or sale of products it manufactures for us. This requires demonstrated compatibility of product, process and testing and compliance inspections. Delays in transferring manufacturing technology between third parties could delay clinical trials, regulatory submissions and commercialization of our product candidates.

•

Our manufacturers might not be able or refuse to fulfill our commercial or clinical trial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market or clinical trial demands. For example, our current agreement with BI does not impose any obligation on BI to reserve a minimum annual capacity for the production of Actimmune, which could impair our ability to obtain product from them in a timely fashion.

•	We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

•	Our product costs may increase if our manufacturers pass their increasing costs of manufacture on to us.

•

If third-party manufacturers do not successfully carry out their contractual duties or meet expected deadlines, we will not be able to obtain or maintain regulatory approvals for our products and product candidates and will not be able to successfully commercialize our products and product candidates. In such event, we may not be able to locate any necessary acceptable replacement manufacturers or enter into favorable agreements with such replacement manufacturers in a timely manner, if at all.

•

If our agreement with a third-party manufacturer expires, we may not be able to renegotiate a new agreement with that manufacturer on favorable terms, if at all. If we cannot successfully complete such renegotiation, we may not be able to locate any necessary acceptable replacement manufacturers or enter into favorable agreements with such replacement manufacturers in a timely manner, if at all.

Any of these factors could delay clinical trials, regulatory submissions or commercialization of our products for particular diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

We rely on third parties to conduct clinical trials for our products and product candidates, and those third parties may not perform satisfactorily.

If our third-party contractors do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in or prevented from obtaining regulatory approvals for our products and product candidates, and may not be able to successfully commercialize our products and product candidates for targeted diseases. We do not have the ability to independently conduct clinical trials for all of our products and product candidates, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform this function. Our ability to monitor and audit the performance of these third parties is limited. If these third parties do not perform satisfactorily, our clinical trials may be extended or delayed, resulting in potentially substantial cost increases to us and other adverse impacts on our product development efforts. We may not be able to locate any necessary acceptable replacements or enter into favorable agreements with them, if at all.

Risks Related to the Commercialization of Our Products and Product Candidates

Even if regulatory authorities approve our products or product candidates for the treatment of the diseases we are targeting, our products may not be marketed or commercially successful.

Our products and product candidates are expensive, and we anticipate that the annual cost for treatment for each of the diseases for which we are seeking approval will be significant. These costs will vary for different diseases based on the dosage and method of administration. Accordingly, we may decide not to market any of our products or product candidates for an approved disease because we believe that it may not be commercially successful. Market acceptance of and demand for our products and product candidates will depend on many factors, including, but not limited to:

•	cost of treatment;

•	pricing and availability of alternative products;

•	ability to obtain third-party coverage or reimbursement for our products or product candidates to treat a particular disease;

•	perceived efficacy relative to other available therapies;

•	shifts in the medical community to new treatment paradigms or standards of care;

•	relative convenience and ease of administration; and

•	prevalence and severity of adverse side effects associated with treatment.

If third-party payors do not provide coverage or reimburse patients for our products, our revenue and prospects for profitability will suffer.

Our ability to commercialize our products or product candidates for particular diseases is highly dependent on the extent to which coverage and reimbursement for our products is available from:

•	private health insurers, including managed care organizations;

•	governmental payors, such as Medicaid, the U.S. Public Health Service Agency or the Veterans’ Administration; and

•	other third-party payors.

Significant uncertainty exists as to the coverage and reimbursement status of pharmaceutical products, particularly with respect to products that are prescribed by physicians for off-label use. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for our products, market acceptance of our products will be reduced, and our sales will suffer. Many third-party payors provide coverage or reimbursement only for FDA approved indications. If any large or many third-party payors decide to deny reimbursement for Actimmune used to treat IPF, sales of Actimmune would decline, and our revenue would suffer.

Often, third-party payors make the decision to reimburse an off-label prescription based on whether that product has a compendia listing. A drug compendia is produced by a compendia body, such as the United States Pharmacopoeia Drug Information, that lists approved indications that a product has received from the FDA. The compendia bodies also evaluate all of the clinical evidence to determine whether an off-label use of a product should be listed in the compendia as medically appropriate. A compendia listing of an off-label use is a condition typically required by third-party payors, such as Medicare and private payors, to cover that use. Applications for a compendia listing are often based upon the publication of certain data in peer reviewed journals whose publication is often outside the applicant’s control. We are not seeking to achieve acceptance by a compendia body for Actimmune for the treatment of IPF. As a result, additional third-party payors may decide to deny reimbursement for Actimmune for the treatment of IPF and fewer physicians may prescribe Actimmune for such treatment. If either of these were to occur, sales of Actimmune would decline and our revenue would suffer.

Some third-party payors have denied coverage for Actimmune for the treatment of IPF for a variety of reasons, including the cost of Actimmune, the fact that IPF is not an FDA approved indication for Actimmune or a third-party payor’s assessment that a particular patient’s case of IPF has advanced to a stage at which treatment with Actimmune would not have a significant effect. We believe that approximately 60-70% of the patients who seek coverage for Actimmune for the treatment of IPF from private third-party payors are able to obtain coverage. While coverage trends have not changed significantly in the last few years, major health plans could further restrict coverage or adopt a policy of no coverage since we have discontinued the INSPIRE trial and have no further development plans for Actimmune for the treatment of IPF.

Medicare generally does not provide coverage for drugs, like Actimmune, that are administered by injection in the home. Moreover, in connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, Medicare has recently discussed the possibility of refusing to provide coverage for products for a specific indication unless the product has been approved by the FDA for that indication. If Medicare were to make a formal decision not to cover the off-label use of products, it may have a negative impact on the willingness of private third-party payors to provide coverage for the off-label use of products such as Actimmune.

If the specialty pharmacies and distributors that we rely upon to sell our products fail to perform, our business may be adversely affected.

Our success depends on the continued customer support efforts of our network of specialty pharmacies and distributors. A specialty pharmacy is a pharmacy that specializes in the dispensing of injectable or infused medications for complex or chronic conditions, which often require a high level of patient education and ongoing management. The use of specialty pharmacies and distributors involves certain risks, including, but not limited to, risks that these specialty pharmacies and distributors will:

•	not provide us with accurate or timely information regarding their inventories, the number of patients who are using Actimmune or Actimmune complaints;

•	not effectively sell or support Actimmune;

•	reduce their efforts or discontinue to sell or support Actimmune;

•	not devote the resources necessary to sell Actimmune in the volumes and within the time frames that we expect;

•	be unable to satisfy financial obligations to us or others; or

•	cease operations.

Any such failure may result in decreased product sales and lower product revenue, which would harm our business.

The activities of competitive drug companies, or others, may limit our products’ revenue potential or render them obsolete.

Our commercial opportunities will be reduced or eliminated if our competitors develop or market products that, compared to our products or product candidates:

•	are more effective;

•	have fewer or less severe adverse side effects;

•	are better tolerated;

•	have better patient compliance;

•	receive better reimbursement terms;

•	are more accepted by physicians;

•	are more adaptable to various modes of dosing;

•	have better distribution channels;

•	are easier to administer; or

•	are less expensive.

Even if we are successful in developing effective drugs, our products may not compete effectively with our competitors’ current or future products. We expect that pirfenidone, if approved, may compete with other products that are being developed for the treatment of IPF. Tracleer, marketed by Actelion, is the subject of a Phase III clinical trial for IPF being conducted under an SPA and is the most advanced in development of such drug candidates for this indication, which, if approved for the treatment of IPF, may be a competitor to pirfenidone. Tracleer is currently approved for pulmonary arterial hypertension. Letairis, marketed by Gilead, is a product currently approved for pulmonary arterial hypertension that is the subject of a Phase III clinical trial for IPF being conducted under an

SPA. If the Letairis Phase III clinical trials for IPF are successful, and the product candidate is approved for the treatment of IPF, Letairis may be competitive with pirfenidone. Additionally, Pfizer is studying sildenafil in advanced IPF patients to potentially improve exercise tolerance. This trial is in Phase III development. We expect that RG7227, if approved, may compete with telaprevir, which is being developed by Vertex Pharmaceuticals and SCH 503034, which is being developed by Schering-Plough (now Merck). Telaprevir is in Phase III clinical trials and SCH-503034 is in Phase II clinical trials. There are four competitive HCV protease inhibitors in Phase II which are on a similar time line as RG7227: BI-201335, which is being developed by Boehringer Ingelheim, BMS-201335, which is being developed by Bristol-Meyers Squibb, MK-709, which is being developed by Merck and TMC-435450, which is being developed by Tibotec and Medivir. In addition, there are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products, some of which may target the same indications as our product candidates. Our competitors include larger, more established, fully integrated pharmaceutical companies and biotechnology companies that have substantially greater capital resources, existing competitive products, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do.

Our supply agreement with BI may restrict our ability to establish alternative sources of Actimmune in a timely manner or at an acceptable cost, which may cause us to be unable to meet demand for Actimmune and to lose potential revenue.

Our new supply agreement with BI provides that BI is our exclusive source of supply for Actimmune, except under certain circumstances. Under the terms of the supply agreement, BI is not required to commit to reserving any minimum annual capacity for the manufacture of Actimmune and we cannot seek a secondary source to manufacture Actimmune until BI has indicated to us its inability or unwillingness to meet our requirements. If we are delayed in establishing a secondary supply source for Actimmune, or cannot do so at an acceptable cost, we may suffer a shortage of commercial supply of Actimmune or a higher cost of product, either of which would have a material and adverse effect on our revenue, business and financial prospects.

Risks Related to Our Intellectual Property Rights

We may not be able to obtain, maintain and protect certain proprietary rights necessary for the development and commercialization of our products or product candidates.

Our commercial success will depend in part on obtaining and maintaining patent protection on our products and product candidates and successfully defending these patents against third-party challenges. Our ability to commercialize our products will also depend in part on the patent positions of third parties, including those of our competitors. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict with certainty the scope and breadth of patent claims that may be afforded to other companies’ patents. We could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties, or if we initiate suits to protect our patent rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	we were the first to make the inventions covered by each of our pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our pending patent applications will result in issued patents;

•	any of our issued patents or those of our licensors will be valid and enforceable;

•	any patents issued to us or our collaborators will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

•	we will develop additional proprietary technologies that are patentable; or

•	the patents of others will not have a material adverse effect on our business.

Others have filed and in the future may file patent applications covering uses and formulations of interferon gamma-1b, a pegylated version of interferon gamma-1b , and other products in our development program. If a third party has been or is in the future issued a patent that blocked our ability to commercialize any of our products, alone or in combination, for any or all of the diseases that we are targeting, we would be prevented from commercializing that product or combination of products for that disease or diseases unless we obtained a license from the patent holder. We may not be able to obtain such a license to a blocking patent on commercially reasonable terms, if at all. If we cannot obtain, maintain and protect the necessary proprietary rights for the development and commercialization of our products or product candidates, our business and financial prospects will be impaired.

Over time, we will lose our ability to rely upon the intellectual property we currently own to prevent competing products, and after 2011 pirfenidone may only be protected by orphan drug designation, which may impair our ability to generate revenue.

We have licensed certain patents relating to interferon gamma-1b, the active ingredient in Actimmune, from Genentech, Inc. A U.S. patent relating to the composition of interferon gamma-1b expires in 2014. Other material U.S. patents relating to interferon gamma-1b expire between 2009 and 2013. We also previously purchased certain patents relating to interferon gamma analogs from Amgen Inc. in 2002 including two U.S. patents that issued August 30, 2005 which will expire on August 30, 2022. When these various patents expire, we will be unable to use these patents to try to block others from marketing interferon gamma-1b in the United States.

In 2002, we licensed from Marnac, Inc. and its co-licensor, KDL GmbH, or KDL, their worldwide rights, excluding Japan, Korea and Taiwan, to develop and commercialize pirfenidone for all fibrotic diseases, including the use of pirfenidone for the treatment of IPF. Effective November 21, 2007, we entered into asset purchase agreements with Marnac and KDL whereby we effectively terminated the prior license agreement by purchasing, among other things, the pirfenidone-related assets covered by such prior license agreement. Among the patents we purchased is U.S. Patent No. 5,310,562. After this U.S. patent expires in 2011, we will not be able to use this patent to block others from marketing pirfenidone for fibrotic disorders, including IPF. The FDA and the EMEA granted pirfenidone orphan drug designation for the treatment of IPF in 2004, which gives us seven years of market exclusivity for the use of pirfenidone for the treatment of IPF from the date that pirfenidone is approved, if it is approved. The pirfenidone molecule itself has no composition of matter patent protection in the United States or elsewhere. Therefore, we may have no ability to prevent others from commercializing pirfenidone for (i) IPF after the orphan drug designation exclusivity period ends, (ii) uses covered by other patents held by third parties, or (iii) other uses in the public domain for which there is no patent protection. We are primarily relying on exclusivity granted from orphan drug designation in IPF to protect pirfenidone from competitors in this indication. The exclusivity period in the United States begins on first NDA approval for this product in IPF and ends seven years thereafter. In addition, a third party could develop pirfenidone for another non-fibrotic disease that also qualifies for orphan drug designation and could be granted seven years exclusivity in that indication. Additionally, in the EU we have been granted orphan drug designation for pirfenidone for the treatment of IPF by the EMEA, which provides for ten years of market exclusivity in the EU following first marketing approval in the EU. We cannot provide any assurance that we will be able to maintain this orphan drug designation.

Once our patents expire, we will be subject to competition from third parties who will be able to use the intellectual property covered by these patents, which could impair our ability to generate revenue.

If we breach our license agreement with Genentech, we may lose our ability to develop and market Actimmune.

We license certain patents and trade secrets relating to Actimmune from Genentech. If we breach this agreement with Genentech, they may be able to terminate the respective license, and we would have no further rights to utilize the licensed patents or trade secrets to develop and market Actimmune, which could adversely affect our revenue and financial prospects.

Because the pirfenidone molecule is in the public domain and the patents we acquired from Marnac and KDL or that resulted from internal effortsare limited to specific methods of use of pirfenidone, we may be subject to competition from third party products with the same active pharmaceutical ingredients as our product candidate.

Composition of matter patent protection for pirfenidone molecule has expired in the United States and elsewhere. Others have obtained patents in the United States and elsewhere relating to methods of use of pirfenidone for the treatment of certain diseases. It is possible that a third party may develop pirfenidone for the treatment of certain diseases that are not covered by patents we had acquired from Marnac and KDL or by patents that resulted from our internal efforts. If such third party were to develop pirfenidone for a use that is not covered by any patents and such third parties successfully developed pirfenidone for non-fibrotic indications, we could face competition from third party products with the same active pharmaceutical ingredient as our product candidate. If a third party were to obtain FDA approval for the use of pirfenidone for an indication before we did, such third party would be first to market and could establish the price for pirfenidone. This could adversely impact our ability to implement our pricing strategy for the product and may limit our ability to maximize the commercial potential of pirfenidone. The presence of a lower priced competitive product with the same active pharmaceutical ingredients as our product could lead to use of the competitive product for our anti-fibrotic indications. This could lead to pricing pressure for pirfenidone, which would adversely affect our ability to generate revenue from the sale of pirfenidone for anti-fibrotic indications.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money and could adversely affect our ability to develop and commercialize products.

Our commercial success depends in part on our ability and the ability of our collaborators to avoid infringing patents and proprietary rights of third parties. Third parties may accuse us or our collaborators of employing their proprietary technology in our products, or in the materials or processes used to research or develop our products, without authorization. Any legal action against our collaborators or us claiming damages and/or seeking to stop our commercial activities relating to the affected products, materials and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to utilize the affected materials or processes or to manufacture or market the affected products. We cannot predict whether we, or our collaborators, would prevail in any of these actions or whether any license required under any of these patents would be made available on commercially reasonable terms, if at all. If we are unable to obtain such a license, we, or our collaborators, may be unable to continue to utilize the affected materials or processes or manufacture or market the affected products or we may be obligated by a court to pay substantial royalties and/or other damages to the patent holder. Even if we are able to obtain such a license, the terms of such a license could substantially reduce the commercial value of the affected product or products and impair our prospects for profitability. Accordingly, we cannot predict whether or to what extent the commercial value of the affected product or products or our prospects for profitability may be harmed as a result of any of the liabilities discussed above. Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business.

If the owners of the intellectual property we license fail to maintain the intellectual property, we may lose our rights to develop our products or product candidates.

We generally do not control the patent prosecution of intellectual property that we license from third parties. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would exercise over intellectual property that we own, and, as a result, we may lose our rights to such intellectual property and incur substantial costs. For example, if Genentech fails to maintain the intellectual property rights related to Actimmune licensed to us, we may lose our rights to develop and market certain therapeutic uses for Actimmune and may be forced to incur substantial additional costs to maintain or protect our intellectual property rights or to compel Genentech to do so.

If our employees, consultants and vendors do not comply with their confidentiality agreements or our trade secrets otherwise become known, our ability to generate revenue and profits may be impaired.

Patent prosecution may not be appropriate or obtainable for certain of our technologies, and we may instead protect such proprietary information as trade secrets. We protect these rights mainly through confidentiality agreements with our corporate partners, employees, consultants and vendors. These agreements generally provide that all confidential information developed or made known to an individual or company during the course of their relationship with us will be kept confidential and will not be used or disclosed to third parties except in specified circumstances. In the case of employees and consultants, our agreements generally provide that all inventions made by the individual while engaged by us will be our exclusive property. We cannot be certain that these parties will comply with these confidentiality agreements, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors. If our trade secrets become known, we may lose a competitive advantage and our ability to generate revenue may therefore be impaired.

By working with corporate partners, research collaborators and scientific advisors, we are subject to disputes over intellectual property, and our ability to obtain patent protection or protect proprietary information may be impaired.

Under some of our research and development agreements, inventions discovered in certain cases become jointly owned by our corporate partner and us and in other cases become the exclusive property of one of us. It can be difficult to determine who owns a particular invention, and disputes could arise regarding those inventions. These disputes could be costly and could divert management’s attention from our business. Our research collaborators and scientific advisors have some rights to publish our data and proprietary information in which we have rights. Such publications may impair our ability to obtain patent protection or protect our proprietary information, which could impair our ability to generate revenue.

Risks Related to Our Financial Results and Other Risks Related to Our Business

Revenue from the sale of Actimmune has been declining and is expected to decline further.

Physicians may choose not to prescribe Actimmune or provide fewer patient referrals for Actimmune for the treatment of IPF for a variety of reasons, some of which are because:

•	Actimmune is not approved by the FDA for the treatment of IPF, and we therefore are unable to market or promote Actimmune for the treatment of IPF;

•	in our initial and Phase III INSPIRE clinical trials, Actimmune failed to meet the primary and secondary endpoints;

•	physicians prefer to enroll their patients in clinical trials for the treatment of IPF;

•	Actimmune does not have a drug compendia listing, often a criterion used by third-party payors to decide whether or not to reimburse off-label prescriptions;

•	physicians’ patients are unable to receive or lose reimbursement from a third-party reimbursement organization;

•	physicians are not confident that Actimmune has a clinically significant treatment effect for IPF; or

•	a competitor’s product shows a clinically significant treatment effect for IPF.

Budget or cash constraints may force us to delay our efforts to develop certain products in favor of developing others, which may prevent us from meeting our stated timetables and commercializing those products as quickly as possible, or take certain cost saving efforts that could harm our financial results.

Because we are an emerging company with limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development resources. Accordingly, we may choose to delay our research and development efforts for a promising product candidate to allocate those resources to another program, which could cause us to fall behind our initial timetables for development of certain product candidates. As a result, we may not be able to fully realize the value of some of our product candidates in a timely manner, since they will be delayed in reaching the market, or may not reach the market at all.

Due to cash constraints or for strategic business reasons we may decide to take certain actions that reduce our expenses. For example, based on our current anticipated timelines, during certain periods, one of which is in 2010, we will have the right under our collaboration agreement with Roche to opt out of the participation in the future development expenses of RG7227. If we elected to exercise this opt-out right, we would no longer be obligated to pay 33% of the development expenses related to RG7227 and Roche would thereafter be responsible for paying 100% of such development expenses; in lieu of receiving 50% of any profits in the United States to which we would otherwise have been entitled, we would receive royalty payments in the form of a percentage of net sales of RG7227 in the United States in the range of the high-teens to low-twenties percent; and we would receive larger milestones in connection with the filing and approval of our NDA in the United States. In addition, we would receive higher royalties on net sales of RG7227 in the rest of the world, and we would retain our current rights to receive all other milestones and our exclusivity rights would remain unchanged. Thus, if we decide to exercise our opt-out rights due to cash constraints, we would incur less expense but our rights to share profits from sales in the United States would be terminated and as a result our business and future financial results could be harmed.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully execute our business plan.

We believe our existing cash, cash equivalents and available-for-sale securities, anticipated cash flows from our sales of Actimmune and proceeds from this public offering, will be sufficient to fund our operating expenses, settlement with the government, debt obligations and capital requirements under our current business plan through at least the end of 2010. However, our current plans and assumptions may change, and our capital requirements may increase, and our auditors may issue a qualified opinion for either our latest fiscal year or for future periods regarding our ability to continue as a going concern. We have no committed sources of capital and do not know whether additional financing will be available when needed, or, if available, that the terms will be favorable to our stockholders or us. If additional funds are not available, we may be forced to delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to successfully execute our business plan.

Negative conditions in the global markets may impair the liquidity of a portion of our investment portfolio.

Our investment securities include high-grade auction rate securities, corporate debt securities and government agency securities. As of September 30, 2009, our long-term investments consisted of high-grade (AAA rated) auction rate securities issued by state municipalities with a fair value of approximately $13.1 million. Our auction rate securities are debt instruments with a long-term maturity and an interest rate that is reset in short intervals through auctions. The recent conditions in the global credit markets have prevented some investors from liquidating their holdings of auction rate securities because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. If there is insufficient demand for the securities at the time of an auction, the auction may not be completed and the interest rates may be reset to predetermined higher rates. Although to date, we have not recorded any significant realized gains or losses on our auction rate securities or recognized any significant unrealized gains or losses on investments, when auctions for these securities fail, the investments may not be readily convertible to cash until a future auction of these investments is successful or they are redeemed or mature. If the credit ratings of the security issuers deteriorate and any decline in market value is determined to be other-than-temporary, we would be required to adjust the carrying value of the investment and record an impairment charge in the statement of operations. Throughout most of 2008 and all of 2009 to date, auctions failed for the entire $13.1 million of our auction rate securities classified as noncurrent and have continued to fail since. As a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or not exist.

Failure to accurately forecast our future Actimmune demand could result in additional charges for excess inventories or non-cancelable purchase obligations.

We base many of our operating decisions on anticipated revenue trends and competitive market conditions, which are difficult to predict. Based on projected revenue trends, we acquired inventories and entered into non-cancelable purchase obligations in order to meet anticipated increases in demand for our products. However, more recent projected revenue trends resulted in us recording charges of $0.7 million, $1.6 million and $4.5 million in 2008, 2007 and 2006, respectively, for excess inventories from previous years’ contractual purchases. If revenue levels experienced in future quarters are substantially below our expectations, especially revenue from sales of Actimmune, we could be required to record additional charges for excess inventories and/or non-cancelable purchase obligations.

If we continue to incur net losses for an extended period of time, we may be unable to continue our business.

We have incurred net losses since inception, and our accumulated deficit was approximately $799.4 million at December 31, 2008 and was approximately $886.9 million as of September 30, 2009. We expect to incur substantial additional net losses prior to achieving profitability, if ever. The extent of our future net losses and the timing of our profitability are highly uncertain, and we may never achieve profitable operations. We are planning to expand the number of diseases for which our products may be marketed, and this expansion will require significant expenditures. To date, we have generated revenue primarily through the sale of Actimmune. However, Actimmune sales have decreased in recent periods and we expect this trend to continue into the future. We have not generated operating profits to date from our products. If the time required for us to achieve profitability is longer than we anticipate, we may not be able to continue our business.

Failure to accurately forecast our revenue could result in additional charges for excess inventories or non-cancelable purchase obligations.

We base many of our operating decisions on anticipated revenue trends and competitive market conditions, which are difficult to predict. Based on past projected revenue trends, we acquired inventories and entered into non-cancelable purchase obligations in order to meet anticipated increases in demand for our products. However, more recent projected revenue trends resulted in us recording charges of $0.7 million, $1.6 million and $4.5 million in 2008, 2007 and 2006, respectively, for excess inventories from previous years’ contractual purchases. If revenue levels experienced in future quarters are substantially below our expectations, especially revenue from sales of Actimmune, we could be required to record additional charges for excess inventories and/or non-cancelable purchase obligations. For additional information relating to difficulties we have experienced forecasting revenue, see the risk factor titled “We may fail to meet our publicly announced revenue and/or expense projections and/or other financial guidance, which would cause our stock to decline in value” below.

Our indebtedness and debt service obligations may adversely affect our cash flow.

As of December 31, 2009, our annual debt service obligation on the $45.0 million in aggregate principal amount of our 0.25% convertible senior notes due March 1, 2011 and $85.0 million in aggregate principal amount of our 5.00% convertible senior notes due March 1, 2015 was a combined $4.4 million.

We intend to fulfill our current debt service obligations, including repayment of the principal, both from cash generated by our operations and from our existing cash and investments. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our current debt service obligations, including repayment of the principal, we may have to delay or curtail research and development programs.

We may add additional lease lines to finance capital expenditures and may obtain additional long-term debt and lines of credit. If we issue other debt securities in the future, our debt service obligations will increase further.

Our indebtedness could have significant additional negative consequences, including, but not limited to:

•

requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

•	dilution experienced by our existing stockholders as a result of the conversion of our outstanding debt into shares of common stock;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

We may not have the ability to raise the funds necessary to finance any required redemptions of our outstanding convertible notes, which might constitute a default by us.

If a designated event, such as the termination of trading of our common stock on the NASDAQ Global Select Market or a specified change of control transaction occurs prior to maturity, we may be required to redeem all or part of our 0.25% convertible senior notes due 2011 and 5.00% convertible senior notes due 2015. We may not have enough funds to pay the redemption price for all tendered notes. Although the indentures governing the 0.25% convertible senior notes due 2011 and 5.00% convertible senior notes due 2015 allow us in certain circumstances to pay the applicable redemption prices in shares of our common stock, if a designated event were to occur, we may not have sufficient funds to pay the redemption prices for all the notes tendered.

We have not established a sinking fund for payment of our outstanding notes, nor do we anticipate doing so. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of our outstanding notes under certain circumstances, or expressly prohibit our redemption of our outstanding notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming our outstanding notes, we could seek the consent of our lenders to redeem our outstanding notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem our outstanding notes. Our failure to redeem tendered notes would constitute an event of default under the indenture for the notes, which might constitute a default under the terms of our other indebtedness.

Conversion of our outstanding notes will dilute the ownership interest of existing stockholders and could adversely affect the market price of our common stock.

Our outstanding notes are convertible at or prior to maturity, at the option of the holder, into shares of our common stock at varying conversion prices, subject to the satisfaction of certain conditions. We may settle conversion of our 0.25% convertible senior notes due March 1, 2011 in common stock or in cash (or a combination of both). If any or all of our existing notes are converted into shares of our common stock, our existing stockholders will experience immediate dilution and our common stock price may be subject to downward pressure.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

The testing, marketing and sale of medical products entail an inherent risk of product liability. We have product liability risk for all of our product candidates and for all of the clinical trials we conduct, including our discontinued INSPIRE trial. If product liability costs exceed our liability insurance coverage, we may incur substantial liabilities. Whether or not we were ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. While we believe that our clinical trial and product liability insurance currently provides adequate protection to our business, we may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

Our use of hazardous materials, chemicals, viruses and radioactive compounds exposes us to potential liabilities.

Our research and development activities involve the controlled use and disposal of hazardous materials, chemicals, infectious disease agents and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for significant damages or fines, which may not be covered by or may exceed our insurance coverage.

Insurance coverage is increasingly difficult to obtain or maintain.

While we currently maintain clinical trial and product liability insurance, directors’ and officers’ liability insurance, general liability insurance, property insurance and warehouse and transit insurance, first- and third-party insurance is increasingly more costly and narrower in scope, and we may be required to assume more risk in the future. If we are subject to third-party claims or suffer a loss or damage in excess of our insurance coverage, we may be required to share that risk in excess of our insurance limits. Furthermore, any first- or third-party claims made on our insurance policies may impact our future ability to obtain or maintain insurance coverage at reasonable costs, if at all.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our business development efforts.

We had 120 full-time employees as of December 31, 2009, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop relationships with leading academic scientists. Competition for personnel and academic collaborations is intense. We are highly dependent on our current management and key scientific and technical personnel, including Daniel G. Welch, our Chairman, Chief Executive Officer and President, as well as the other principal members of our management. None of our employees, including members of our management team, has a long-term employment contract, and any of our employees can leave at any time. Our success will depend in part on retaining the services of our existing management and key personnel and attracting and retaining new highly qualified personnel. In addition, we may need to hire additional personnel and develop additional academic collaborations if we expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or cultivate academic collaborations. Our inability to hire, retain or motivate qualified personnel or cultivate academic collaborations would harm our business.

Our ability to use our net operating losses and certain other tax attributes may be subject to annual limitations under federal and state tax law that could materially affect our ability to utilize such losses and attributes.

If a corporation undergoes an “ownership change” within the meaning of section 382 of the Internal Revenue Code, or section 382, the corporation’s ability to utilize any net operating losses, or

NOLs, and certain tax credits and other attributes generated before such an ownership change, is limited. We believe that we have in the past experienced ownership changes within the meaning of section 382 that have resulted in limitations under section 382 (and similar state provisions) on the use of our NOLs and other tax attributes. Future changes in ownership, including this offering, could result in additional ownership changes within the meaning of section 382 that could further limit our ability to utilize our NOLs and certain other tax attributes.

Risks Related to this Offering and our Common Stock

We may fail to meet our publicly announced financial guidance or other expectations about our business, which would cause our stock to decline in value.

There are a number of reasons why we might fail to meet our financial guidance or other expectations about our business, including, but not limited to, the following:

•	if only a subset of or no affected patients respond to therapy with any of our products or product candidates;

•	the actual dose or efficacy of the product for a particular condition may be different than currently anticipated;

•	negative developments or setbacks in our application to obtain marketing approval for pirfenidone;

•

negative publicity about the results of our clinical studies, such as the failure of Actimmune to meet its primary endpoint in the INSPIRE trial and our resulting decision to discontinue the trial, the failure of pirfenidone to meet its primary endpoint and the PFS secondary endpoint in the CAPACITY 1 trial, or those of others with similar or related products may reduce demand for our products and product candidates;

•	the treatment regimen may be different in duration than currently anticipated;

•	treatment may be sporadic;

•	we may not be able to sell a product at the price we expect;

•	we may not be able to accurately calculate the number of patients using the product;

•	we may not be able to supply enough product to meet demand;

•	there may be current and future competitive products that have greater acceptance in the market than our products do;

•	we may decide to divest a product;

•	our development activities may proceed faster than planned;

•	we may decide to change our marketing and educational programs;

•	clinical trial participation may reduce product sales; or

•	physicians’ prescriptions or patient referrals for Actimmune may decline.

If we fail to meet our revenue and/or expense projections and/or other financial guidance for any reason, our stock could decline in value.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, or the Commission, require an annual management assessment of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm attesting to the effectiveness of our internal control over financial reporting at the end of the fiscal year. If we fail to maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Commission. If we cannot in the future favorably assess, or our independent registered public accounting firm is unable to provide an unqualified attestation report on, the effectiveness of our internal control over financial reporting, investor confidence in the reliability of our financial reports may be adversely affected, which could have a material adverse effect on our stock price.

Our stock price may be volatile, and an investment in our stock could decline in value.

The trading price of our common stock has been and is likely to continue to be extremely volatile. During the twelve-month period ended December 31, 2009, the closing price of our common stock on the NASDAQ Global Select Market ranged from a high of $19.12 in the first quarter of 2009 to a low of $10.48 in the fourth quarter of 2009. Our stock price could be subject to wide fluctuations in response to a variety of factors, including, but not limited to any announcements made by Shionogi with respect to their pirfenidone product and all the factors discussed in this “Risk Factors” section.

In addition, the stock market in general, and the stock price of companies listed on the NASDAQ, and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. Periods of volatility in the market price of a company’s securities frequently results in securities class action and shareholder derivative litigation against that company. This type of litigation can result in substantial costs and a diversion of management’s attention and resources.

If our officers, directors and certain stockholders choose to act together, they may be able to significantly influence our management and operations, acting in their own best interests and not necessarily those of other stockholders.

At December 31, 2009, our directors, executive officers and greater than 5% stockholders and their affiliates beneficially owned approximately 69.3% of our issued and outstanding common stock. In addition, Warburg Pincus has indicated interest in purchasing, directly or indirectly through affiliated entities, up to $30 million of our common stock in this offering at the public offering price. Because this indication of interest is not a binding agreement or a commitment to purchase, any or all of these entities may elect not to purchase any shares in this offering, or the underwriters may elect not to sell any shares in this offering to any or all of these entities. Accordingly, our directors, executive officers and greater than 5% stockholders collectively may have the ability to significantly influence the election of all of our directors and to significantly influence the outcome of corporate actions requiring stockholder approval, such as mergers or a financing in which we sell more than 20% of our voting stock at a discount to market price. They may exercise this ability in a manner that advances their own best interests and not necessarily those of other stockholders. This concentration of ownership could also depress our stock price.

Substantial sales of shares may negatively impact the market price of our common stock.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or conversion of our outstanding convertible notes the market price of our common stock may decline. In addition, the existence of our outstanding convertible notes may encourage short selling by market participants. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the then-prevailing market price of our common stock.

We have filed registration statements covering the approximately 10,994,802 shares of common stock that are either issuable upon the exercise of outstanding options or reserved for future issuance pursuant to our stock plans as of December 31, 2009. We have also filed a shelf registration statement covering the resale of our 0.25% convertible senior notes due in 2011 and the 3,929,505 shares of common stock issuable upon conversion of those notes.

On October 29, 2004, we entered into an Amended and Restated Standstill Agreement with Warburg Pincus Equity Partners, L.P. and certain of its affiliates, or Warburg Pincus. Under this standstill agreement, Warburg Pincus was precluded from acquiring more than 25% of our outstanding common stock, and we granted Warburg Pincus certain registration rights with respect to its holdings. The standstill agreement restriction on Warburg Pincus’ ability to acquire more than 25% of our outstanding common stock expired on October 29, 2007. In exchange for allowing Warburg Pincus to increase its ownership stake, Warburg Pincus granted the independent members of our board of directors who are not affiliated with Warburg Pincus the right to vote the shares of InterMune common stock owned by Warburg Pincus in excess of 19.9%. In addition, Warburg Pincus agreed to certain limitations on the manner in which it may dispose of its ownership interest in InterMune. In connection with this offering, on January 19, 2010, we entered into an Amendment to Amended and Restated Standstill Agreement with Warburg Pincus that, among other things, revised the limitations on the manner in which Warburg Pincus may dispose of its ownership interest in InterMune pursuant to the standstill agreement.

Our stockholder Rights Plan allows Warburg Pincus to acquire up to 25% of our outstanding common stock. Jonathan S. Leff, a member of our board of directors, is a managing director of Warburg Pincus LLC and a partner of Warburg Pincus & Co., which are affiliates of Warburg, Pincus Equity Partners, L.P. In September 2009, we filed a shelf registration statement covering the sale of 7,357,549 shares held by Warburg Pincus and up to $200 million from any combination of debt securities, preferred stock, common stock or warrants that may be sold by us.

Management may invest or spend the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return to our stockholders.

Management will retain broad discretion over the use of proceeds from this public offering. Stockholders may not deem such uses desirable, and our use of the proceeds may not yield a significant return or any return at all for our stockholders. Management intends to use the proceeds from this offering funding activities related to the development of our pipeline portfolio, including advancement of our product candidates, and for other general corporate and working capital purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own. Because of the number and variability of factors that determine our use of the proceeds from this offering, our actual uses of the proceeds of this offering may vary substantially from our currently planned uses. We intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities until we are ready to use them.

Investors in this offering will experience immediate and substantial dilution, and following the offering we will continue to have a deficit of stockholders’ equity.

The offering price of our common stock will be substantially higher than the net tangible book value per share of our existing capital stock. As a result, purchasers of our common stock in this offering will incur immediate and substantial dilution of $14.82 in net tangible book value per share of common stock after giving effect to the same of 5,000,000 shares being offered in this offering at an assumed public offering price of $14.53 per share. Those purchasers will experience additional dilution upon the exercise of outstanding stock options and warrants. See “Dilution” on page S-35 for a more detailed discussion of the dilution investors will incur in this offering. In addition, as of September 30, 2009 we had negative stockholders’ equity of $(83.4) million. Following the offering, after giving effect to the sale of 5,000,000 shares of common stock in this offering at an assumed public offering price of $14.53 per share, and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, we will have a deficit of stockholders’ equity of $(15.0) million.

We have implemented anti-takeover provisions, which could discourage, prevent or delay a takeover, even if the acquisition would be beneficial to our stockholders, or frustrate or prevent any attempts by our stockholders to replace or remove our current management or board of directors.

The existence of our stockholder Rights Plan and provisions of our Amended and Restated Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions:

•	establish a classified board of directors so that not all members of our board may be elected at one time;

•

authorize the issuance of up to 5,000,000 shares of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and hinder a takeover attempt;

•	limit who may call a special meeting of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third party from acquiring us.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for investors in our common stock for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, the documents incorporated by reference and any free writing prospectus that we have authorized for use in connection with this offering contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” “continue” or the negative of such terms or similar words or expressions. These forward-looking statements may also use different phrases.

We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include, among other things, statements that address our strategy and operating performance and events or developments that we expect or anticipate will occur in the future, including, but not limited to, statements in the discussions about:

•	product and product candidate development;

•	governmental regulation and approval;

•	sufficiency of our cash resources;

•	future revenue, including those from product sales and collaborations, and future expenses;

•	our research and development expenses and other expenses;

•

the timing and payment of settlement amounts pursuant to our Civil Settlement Agreement with the government and potential restrictions on our business related to the Corporate Integrity Agreement with the government;

•	the timing and payment of milestone payments under the Collaboration Agreement with Roche; and

•	our operational and legal risks.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those referenced in “Risk Factors” above. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Based upon a public offering price of $14.53 per share, we estimate that the net proceeds we will receive from the sale of shares of our common stock in this public offering will be approximately $68.3 million ($78.7 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will retain broad discretion over the use of the net proceeds from this public offering. We currently intend to use the net proceeds from the sale of our common stock in this offering for funding activities related to the development of our pipeline portfolio, including advancement of our product candidates, and for other general corporate and working capital purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own. Although we currently have no material agreements or commitments with respect to acquisitions, we evaluate acquisition opportunities and engage in related discussions from time to time.

The amounts and timing of these expenditures may vary significantly depending on numerous factors, such as the progress of our research and development efforts, actions of regulatory authorities, technological advances and the competitive environment for our products. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, we will retain broad discretion over the use of these proceeds.

The terms of our 2006 settlement with the U.S. Department of Justice require us to apply a portion of the proceeds of this offering towards an accelerated payment to the U.S. Department of Justice. Based on the estimated net proceeds to us from this offering, assuming the underwriters’ over-allotment option is exercised in full, we anticipate that we may be required to make an accelerated payment to the U.S. Department of Justice of approximately $9.2 million.

We intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities until we are ready to use them.

Warburg Pincus indicated interest in purchasing, directly or indirectly through affiliated entities, up to $30 million of our common stock in this offering at the public offering price. Because this indication of interest is not a binding agreement or a commitment to purchase, any or all of these entities may elect not to purchase any shares in this offering, or the underwriters may elect not to sell any shares in this offering to any or all of these entities. We have agreed to reimburse Warburg Pincus for certain expenses it incurred, up to $350,000, in connection with the offering.

DILUTION

Our net tangible book value (deficit) as of September 30, 2009 was $(83.4) million, or approximately $(1.80) per share. Net tangible book value (deficit) per share is equal to the amount of our total tangible assets, less total liabilities, divided by the aggregate number of shares of our common stock outstanding as of September 30, 2009. Dilution in net tangible book value (deficit) per share represents the difference between the amount per share paid by purchasers of shares of common stock in this public offering and the net tangible book value (deficit) per share of our common stock immediately after this public offering. After giving effect to the sale of 5,000,000 shares of common stock in this public offering at a public offering price of $14.53 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value (deficit) as of September 30, 2009 would have been approximately $(15.0) million, or approximately $(0.29) per share. This represents an immediate dilution of $14.82 per share to new investors purchasing shares of common stock in this public offering. The following table illustrates this dilution:

Public offering price per share		$14.53
Net tangible book value (deficit) per share as of September 30, 2009	($1.80)
Increase per share attributable to new investors	$1.51
As adjusted, net tangible book value per share as of September 30, 2009 after giving effect to this public offering		($ 0.29)
Dilution per share to new investors		$14.82

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the per share offering price to the public in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The foregoing discussion and table are based on 46,372,450 shares of common stock issued and outstanding as of September 30, 2009 and exclude:

•	4,422,687 shares of our common stock issuable upon exercise of outstanding options as of September 30, 2009 under our stock option plans at a weighted average exercise price of $18.37 per share;

•

No shares of our common stock available for future issuance under our 1999 Equity Incentive Plan, 3,795,477 shares available for future issuance under our 2000 Equity Incentive Plan, 1,567,557 shares available for future issuance under our 2000 Employee Stock Purchase Plan and 408,257 shares available for future issuance under our 2000 Non-Employee Directors’ Stock Option Plan as of September 30, 2009; and

•	6,765,595 shares of common stock issuable upon conversion of our convertible debt (assuming that the debt had been converted as of September 30, 2009).

PRICE RANGE OF COMMON STOCK

Our common stock trades on the Nasdaq Global Select Market under the symbol “ITMN.” The following table sets forth, for the periods indicated, the reported high and low intraday sales prices per share of our common stock on the Nasdaq Global Select Market:

	High	Low
Year ended December 31, 2007
First quarter	$35.97	$21.86
Second quarter	$30.62	$24.42
Third quarter	$27.06	$18.61
Fourth quarter	$20.00	$13.33
Year ended December 31, 2008
First quarter	$19.35	$12.15
Second quarter	$19.80	$12.70
Third quarter	$19.58	$12.98
Fourth quarter	$17.12	$9.73
Year ended December 31, 2009
First quarter	$19.12	$8.66
Second quarter	$17.22	$10.58
Third quarter	$17.55	$13.71
Fourth quarter	$15.92	$10.48
Year ended December 31, 2010
First quarter (through January 15, 2010)	$15.13	$12.69

The reported last sale price of our common stock on the Nasdaq Global Select Market on January 15, 2010 was $14.53 per share. As of January 15, 2010, we had 68 stockholders of record. In addition, we believe that a significant number of beneficial owners of our common stock hold their shares in street name.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co

Total	5,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from the company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 750,000 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company, each of its directors and executives and one of its significant stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, in the case of the company, and 60 days after the date of the this prospectus supplement in the case of the directors and executives and one of its significant stockholders, except with the prior written consent of the representative. With respect to the company, this agreement does not apply to issuances of common stock pursuant to employee equity incentive plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this offering, or the issuance of up to an aggregate principal amount of $45,000,000 of convertible senior notes or shares of Stock upon the exchange and extinguishment of those certain outstanding 0.25% convertible senior notes due March 1, 2011. With respect to the company’s directors and officers and its significant stockholder, this agreement does not apply to (i) transfers as bona fide gifts or by will or intestacy, provided that each donee, transferee or distributee agrees to be bound in writing by the restrictions of the lock-up agreement, (ii) to any trust for the direct or indirect benefit of the individual subject to the agreement or his or her immediate family, provided that the trustee of the trust agrees to be bound in writing by these restrictions such transfer will not involve a disposition for value, (iii) shares sold or tendered to the company or withheld by the company for tax withholding purposes in connection with the vesting of equity awards that are subject to a taxable event upon vesting, (iv) pursuant to a written contract, instruction or plan complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provided the plan has been entered into prior to the date of the lock- up agreement and is not amended or modified during the lock-up period or (v) with the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters. The 10b5-1 sales plans referred to above provide for sales based on a range of price thresholds. Accordingly, the number of shares that will be sold under these plans during the 90-day lock-up period is dependent upon our stock price after the offering. For reference, no shares would be sold under these plans during the anticipated 90-day lock-up period at prices at or below $14.53 per share, the assumed public offering price of the offering, and up to an additional 1,198,019 shares would be sold under these plans during the lock-up period at prices above $19.00 but less than $60.00 per share. Goldman, Sachs & Co., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that

Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the company was not an authorized person, apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, but including the expenses of up to $350,000 of Warburg Pincus in connection with the offering, will be approximately $700,000.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

VALIDITY OF COMMON STOCK

The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Cooley Godward Kronish LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Current Report on Form 8-K filed September 1, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are part of the registration statement on Form S-3 we filed with the Commission under the Securities Act of 1933, as amended, and do not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus supplement and the accompanying prospectus for a copy of such contract, agreement or other document. We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our public filings are also available to the public at the Commission’s web site at http://www.sec.gov. You may also inspect copies of these materials and other information about us at the offices of the Nasdaq Stock Market, Inc., National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

The Commission allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement and accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and accompanying prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below (Commission File No. 0-29801) and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act as of 1934, as amended, between the date of this prospectus supplement and the termination of the offering (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items):

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Commission on March 16, 2009;

•

The information specifically incorporated by reference into our annual report on Form 10-K for the fiscal year ended December 31, 2008 from our definitive proxy statement on Schedule 14A, filed with the Commission on April 17, 2009, as amended by an amendment to Schedule 14A filed with the Commission on May 20, 2009;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2009 filed with the Commission on May 11, 2009;

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2009 filed with the Commission on August 7, 2009;

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2009 filed with the Commission on November 6, 2009;

•

Our current reports on Form 8-K filed on January 12, 2009, February 3, 2009, February 13, 2009, February 17, 2009, March 13, 2009, April 3, 2009, August 20, 2009, September 1, 2009, September 24, 2009, November 4, 2009, November 17, 2009, January 4, 2010 and January 11, 2010; and

•

The description of our common stock contained in our registration statement on Form 8-A filed with the Commission on March 6, 2000, including any amendments or reports filed for the purpose of updating such description.

We will provide to each person, including any beneficial owner, to whom a prospectus supplement and accompanying prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus but not delivered with this prospectus supplement and accompanying prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to the Investor Relations Department at InterMune, Inc., at 3280 Bayshore Boulevard, Brisbane, CA 94005, telephone: (415) 466-2200.

The information contained in this prospectus is not complete and may be changed. Neither we nor the selling stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

$200,000,000

InterMune, Inc.

Debt Securities, Common Stock,

Preferred Stock and Warrants

7,357,549 Shares Common Stock

We may from time to time sell any combination of debt securities, preferred stock, common stock and warrants described in this prospectus in one or more offerings. The aggregate initial offering price of all securities sold by the Company under this prospectus will not exceed $200,000,000.

Warburg, Pincus Equity Partners, L.P. and its affiliates may sell up to 7,357,549 shares of our common stock as selling stockholders under this prospectus and any prospectus supplement, from time to time, in one or more offerings. We will not receive any proceeds from such sales.

This prospectus provides a general description of the securities we may offer. Each time we or the selling stockholder sells securities, we will provide specific terms of the securities offered in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

We or the selling stockholder will sell these securities directly to our stockholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts. We will not receive any proceeds of any sale by the selling stockholder.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “ITMN.” On September 24, 2009, the closing price of our common stock was $15.74.

Investing in our securities involves a high degree of risk. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described in “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 29, 2009.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $200,000,000, and the selling stockholder may sell shares of common stock. This prospectus provides you with a general description of the securities we and the selling stockholder may offer. Each time we sell, or the selling stockholder sells, securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the next heading “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities sold on a later date.

ABOUT INTERMUNE

We are a biotech company focused on developing and commercializing innovative therapies in pulmonology and hepatology. Pulmonology is the field of medicine concerned with the diagnosis and treatment of lung conditions. Hepatology is the field of medicine concerned with the diagnosis and treatment of disorders of the liver. Our revenue is primarily derived from sales of Actimmune®, which has been approved for the treatment of patients with severe, malignant osteopetrosis and chronic granulomatous disease and is also prescribed by physicians for the off-label use in the treatment of idiopathic pulmonary fibrosis (IPF), and certain payments made pursuant to our collaboration agreement with Hoffmann-La Roche Inc. and F.Hoffmann-La Roche Ltd. (collectively, “Roche”). Our pulmonology portfolio includes the Phase III program CAPACITY, which is evaluating pirfenidone for the treatment of patients with IPF and a research program focused on small molecules for pulmonary disease. We announced results for the CAPACITY trials in February 2009 and intended to prepare regulatory filings for submission to the relevant authorities as soon as possible. Our hepatology portfolio includes the chronic hepatitis C virus (HCV) protease inhibitor compound ITMN-191 (referred to as R7227 at Roche) in Phase 2b, a second-generation HCV protease inhibitor research program and a research program evaluating a new target in hepatology.

We were incorporated in California in 1998 and reincorporated in Delaware in 2000 upon becoming a public company. On April 26, 2001, we changed our name from InterMune Pharmaceuticals, Inc. to InterMune, Inc. Our principal executive offices are located at 3280 Bayshore Boulevard, Brisbane, California 94005. Our telephone number is (415) 466-2200. Our website address is www.InterMune.com. Information contained in our website is not a part of this prospectus. References in this prospectus to “InterMune,” “we,” “us” and “our” refer to InterMune, Inc.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the captions “Risk Factors” or “Additional Factors That May Affect Future Results” in any of our filings with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), incorporated by reference herein, before making an investment decision. For more information, see “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

RATIO OF EARNINGS TO FIXED CHARGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.

	Six Months Ended June 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
	in millions
Deficiency of earnings available to cover fixed charges	$(76.5)	$(106.6)	$(107.3)	$(115.5)	$(66.3)	$(51.7)

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, which may include funding research and development, increasing our working capital, reducing indebtedness, acquisitions or investments in businesses, products or technologies that are complementary to our own, and capital expenditures. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of any securities. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities. We will not receive any proceeds from the sale of common stock to be offered by the selling stockholder.

PLAN OF DISTRIBUTION

We and/or the selling stockholder may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We and/or the selling stockholder may sell the securities (1) through underwriters or dealers, (2) through agents and/or (3) directly to one or more purchasers. We and/or the selling stockholder may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We and/or the selling stockholder may solicit directly offers to purchase the securities being offered by this prospectus. We and/or the selling stockholder may also designate agents to solicit offers to purchase the securities from time to time. We and/or the selling stockholder will name in a prospectus supplement any agent involved in the offer or sale of our securities.

If we and/or the selling stockholder utilize a dealer in the sale of the securities being offered by this prospectus, we and/or the selling stockholder will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If underwriters are used in the sale of any shares, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares if they purchase any of the shares (other than any shares purchased upon exercise of any option to purchase additional shares).

The selling stockholder may also sell all or a portion of its shares of our common stock in transactions exempt from the registration requirements of the Securities Act in reliance upon Rule 144 under the Securities Act provided the selling stockholder meets the criteria and conforms to the requirements of that rule, regardless of whether the securities are covered by the registration statement of which this prospectus forms a part.

We and/or the selling stockholder may sell the shares through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. In addition, we and/or the selling stockholder may enter into derivative, sale or forward sale transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities borrowed from us, the selling stockholder or others to settle such sales and may use securities received from us or others to settle those sales to close out any related short positions. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). We and/or the selling stockholder may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

The selling stockholder, underwriters, broker-dealers and agents that participate in the distribution of the shares may be deemed to be “underwriters” as defined by the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. Additionally, because the selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholder may be subject to the prospectus delivery requirements of the Securities Act.

Agents, underwriters and dealers may be entitled under relevant agreements with us or the selling stockholder to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof. The terms and conditions of any indemnification or contribution will be described in the applicable prospectus supplement. We will pay any or all expenses incurred with respect to the registration of the shares of common stock owned by the selling stockholder, other than underwriting fees, discounts or commissions and, under certain circumstances, fees and disbursements of counsel, which will be borne by the selling stockholder.

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us or the selling stockholder. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by us or the selling stockholder may arrange for other broker-dealers to participate in the resales. Maximum compensation to any underwriters, dealers or agents will not exceed any applicable FINRA limitations.

Underwriters or agents may purchase and sell the shares in the open market. These transactions may include over-allotments, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotments involve sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with an offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the shares are traded, in the over-the-counter market or otherwise.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

SELLING STOCKHOLDER

The following table sets forth the name of the selling stockholder, the number of shares of common stock owned beneficially by the selling stockholder as of February 28, 2009, the number of shares which may be offered pursuant to this prospectus and the number of shares to be owned by the selling stockholder after this offering. The selling stockholder may sell up to 7,357,549 shares of our common stock pursuant to this prospectus. Since the selling stockholder may offer all, some or none of its common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholder after the offering can be provided. In addition, since the date the selling stockholder provided information regarding its ownership of the shares, it may have sold, transferred or otherwise disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling stockholder may change from time to time and, when necessary, any changed information will be set forth in a prospectus supplement to this prospectus.

The information below is based upon information provided by the selling stockholder.

Name	Total Number of Shares Held (1)	Maximum Number of Shares Available Pursuant to this Prospectus (1)	Shares Owned After Offering Number (2)	Percentage (3)
Warburg, Pincus Equity Partners, L.P. (4)	7,357,549	7,357,549	0	0%

(1)	Based on information available as of February 28, 2009.
(2)	Assumes the sale of all shares of common stock offered by this prospectus.
(3)	Based on 46,115,157 shares of common stock outstanding as of August 31, 2009.
(4)	Warburg, Pincus Equity Partners, L.P. includes two affiliated partnerships, or, together, WPEP. Warburg Pincus Partners LLC, is the general partner of WPEP. WPEP is managed by Warburg Pincus LLC. Charles R. Kaye and Joseph P. Landy are the managing general partners of Warburg Pincus & Co., the sole member of Warburg Pincus Partners LLC, and managing members of Warburg Pincus LLC and may be deemed to control both entities. Each of Mr. Kaye and Mr. Landy disclaims beneficial ownership of all shares owned by Warburg Pincus entities. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York, 10017.

DESCRIPTION OF DEBT SECURITIES

The debt securities covered by this prospectus will be our senior or subordinated debt securities issued under one or more separate senior or subordinated indentures to be entered into between us and a trustee to be identified in the applicable prospectus supplement. This prospectus, together with its prospectus supplement, will describe all the material terms of a particular series of debt securities.

The following is a summary of the most important provisions and definitions of the indentures. For additional information, you should look at the applicable indenture that is filed as an exhibit to the registration statement which includes the prospectus. The indentures are substantially identical except for the subordination provisions described below under “Subordinated Debt Securities.” In this description of debt securities, the words “we,” “us” or “our” refer only to InterMune and not to any of our subsidiaries.

General

Debt securities may be issued in separate series without limitation as to aggregate principal amount, though such amount shall be limited by the aggregate principal amount of securities that we may sell under this prospectus. We may specify a maximum aggregate principal amount for the debt securities of any series.

The prospectus supplement will set forth:

•	whether the debt securities will be senior or subordinated;

•	the offering price;

•	the title;

•	any limit on the aggregate principal amount;

•	the person who shall be entitled to receive interest, if other than the record holder on the record date;

•	the date the principal will be payable;

•	the interest rate, if any, the date interest will accrue, the interest payment dates and the regular record dates;

•	the place where payments may be made;

•	any mandatory or optional redemption provisions;

•	if applicable, the method for determining how the principal, premium, if any, or interest will be calculated by reference to an index or formula;

•

if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holder may elect payment to be made in a different currency;

•	the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount;

•	if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount;

•	any defeasance provisions if different from those described below under “Satisfaction and Discharge; Defeasance;”

•	any conversion or exchange provisions;

•	any obligation to redeem or purchase the debt securities pursuant to a sinking fund;

•	whether the debt securities will be issuable in the form of a global security;

•	any subordination provisions, if different from those described below under “Subordinated Debt Securities”;

•	any deletions of, or changes or additions to, the events of default or covenants; and

•	any other specific terms of such debt securities.

Unless otherwise specified in the prospectus supplement:

•	the debt securities will be registered debt securities; and

•	registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000.

Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates.

Exchange and Transfer

Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

In the event of any potential redemption of debt securities of any series, we will not be required to:

•

issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

We may initially appoint the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Global Securities

The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary that we will identify in a prospectus supplement;

•	be deposited with the depositary or nominee or custodian; and

•	bear any required legends.

No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary;

•	we provide an officers’ certificate to the effect that such global security shall be exchangeable;

•	an event of default is continuing; or

•	any other circumstances described in a prospectus supplement occurs.

As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in the above limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the debt securities registered in their names;

•	will not be entitled to physical delivery of certificated debt securities; and

•	will not be considered to be holders of those debt securities under the indentures.

Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Institutions that have accounts with the depositary or its nominee are referred to as “participants.” Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants’ interests, or any participant, with respect to interests of persons held by participants on their behalf.

Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary.

The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary’s or any participant’s records with respect to beneficial interests in a global security.

Payment and Paying Agent

The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The corporate trust office will be designated as our sole paying agent.

We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed at the end of two years after such payment was due will be repaid to us. Thereafter, the holder may look only to us for such payment.

Consolidation, Merger and Sale of Assets

Except as otherwise set forth in the prospectus supplement, we may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

•	the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity;

•	the successor expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	certain other conditions are met.

Events of Default

Unless we inform you otherwise in the prospectus supplement, the indenture will define an event of default with respect to any series of debt securities as one or more of the following events:

(1)	failure to pay principal of or any premium on any debt security of that series when due;

(2)	failure to pay any interest on any debt security of that series for 30 days when due;

(3)	failure to deposit any sinking fund payment within 30 days of when due;

(4)	failure to perform or a breach of any other covenant or warranty in the indenture, which default continues uncured for 60 days after being given the notice required in the indenture;

(5)	our bankruptcy, insolvency or reorganization; and

(6)	any other event of default specified in the prospectus supplement.

An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

If an event of default, other than an event of default described in clause (5) or (6) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately.

If an event of default described in clause (5) or (6) above shall occur, the principal amount of all the debt securities of that series will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any such acceleration will be subject to the subordination provisions described below under “Subordinated Debt Securities.”

After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

A holder will not have any right to institute any proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures, unless:

(1)	the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

(2)	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding; and

(3)	the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

Holders may, however, sue to enforce the payment of principal, premium or interest on any debt security on or after the due date or to enforce the right, if any, to convert any debt security without following the procedures listed in (1) through (3) above.

We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

Modification and Waiver

Except as provided in the next two succeeding paragraphs, we and the trustee may make modifications and amendments to the indentures (including, without limitation, through consents obtained in connection with a purchase of, or tender offer or exchange offer for, outstanding securities) and may waive any existing default or event of default (including, without limitation, through consents obtained in connection with a purchase of, or tender offer for, outstanding securities) with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment.

However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

•	change the stated maturity of any debt security;

•	reduce the principal of, premium, if any, on or interest on any debt security;

•	reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity;

•	reduce the rate of interest on any debt security;

•	change the currency in which any debt security is payable;

•	impair the right to enforce any payment after the stated maturity or redemption date;

•	waive any default or event of default in payment of the principal of, premium on or interest on any debt security;

•	waive a redemption payment or modify any of the redemption provisions of any debt security;

•	adversely affect the right, if any, to convert any debt security; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.

Notwithstanding the preceding, without the consent of any holder of outstanding securities, we and the trustee may amend or supplement the indentures:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated securities in addition to or in place of certificated securities;

•	to provide for the assumption of our obligations to holders of any debt security in the case of a merger or consolidation or sale of all or substantially all of our assets;

•	to make any change that does not adversely affect the rights of any holder of outstanding securities;

•	to provide for the issuance of and establish the form and terms and conditions of the debt securities of any series as permitted by the indentures

•

to evidence and provide for the acceptance of appointment of a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indentures as shall be necessary to provide for or facilitate the administration of the trusts by more than one trustee; or

•	to comply with requirements of the SEC in order to effect or maintain the qualification of an indenture under the Trust Indenture Act.

The consent of holders is not necessary under the indentures to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge; Defeasance

We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due on the stated maturity date or redemption date of the debt securities.

Each indenture contains a provision that permits us to elect:

•	to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding; and/or

•	to be released from our obligations under the following covenants and from the consequences of an event of default resulting from a breach of these covenants:

(1)	the subordination provisions under the subordinated indenture; and

(2)	covenants as to payment of taxes and maintenance of corporate existence.

To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, interest and any premium on the debt securities. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action.

If any of the above events occurs, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for the rights of holders to receive payments on the debt securities, the registration of transfer and exchange of the debt securities and replacement of lost, stolen or mutilated debt securities.

Notices

Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing Law

The indentures and the debt securities will be governed by, and construed under, the laws of the State of New York.

Regarding the Trustee

The indenture limits the right of the trustee, should it become a creditor of us, to obtain payment of claims or secure its claims.

The trustee is permitted to engage in certain other transactions. However, if the trustee acquires any conflicting interest, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

Subordinated Debt Securities

Payment on the subordinated debt securities will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness (except that holders of notes may receive and retain subordinated debt securities and payments made from either of the trusts described under “Satisfaction and Discharge; Defeasance”). The subordinated debt securities also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries, if any.

Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of and interest on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the subordinated debt securities because of an event of default, the holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to such holders of all senior indebtedness obligations before the holders of the subordinated debt securities are entitled to receive any payment or distribution (except that holders of notes may receive and retain subordinated debt securities and payments made from either of the trusts described under “Satisfaction and Discharge; Defeasance”). The indenture requires us or the trustee to promptly notify holders of designated senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.

We may not make any payment on the subordinated debt securities, including upon redemption at the option of the holder of any subordinated debt securities or at our option, if:

•

a default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a “payment default”); or

•

a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a notice of such default (called a “payment blockage notice”) from us or any other person permitted to give such notice under the indenture (called a “non-payment default”).

We may resume payments and distributions on the subordinated debt securities:

•	in the case of a payment default, upon the date on which such default is cured, waived or ceases to exist; and

•

in the case of a non-payment default, the earlier of the date on which such nonpayment default is cured, waived or ceases to exist and 179 days after the date on which the payment blockage notice is received by the trustee, if the maturity of the designated senior indebtedness has not been accelerated.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice and all scheduled payments of principal, any premium and interest, on the notes that have come due have been paid in full in cash. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the subordinated debt securities before all senior indebtedness is paid in full in cash, property or securities, including by way of set-off, or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness (except that holders of notes may receive and retain subordinated debt securities and payments made from either of the trusts described under “Satisfaction and Discharge; Defeasance”).

In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors (including our trade creditors). This subordination will not prevent the occurrence of any event of default under the indenture.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the subordinated debt securities. The trustee’s claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

Certain Definitions

“indebtedness” means:

(1)	all indebtedness, obligations and other liabilities for borrowed money (including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks) or evidenced by bonds, debentures, notes or similar instruments, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)	all reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3)	all obligations and liabilities in respect of leases required in conformity with U.S. generally accepted accounting principles to be accounted for as capital lease obligations on our balance sheet;

(4)	all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under the lease or related document to purchase or to cause a third party to purchase the leased property;

(5)	all obligations with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase agreement or other similar instrument or agreement;

(6)	all direct or indirect guaranties or similar agreements in respect of, and our obligations or liabilities to purchase, acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of others of the type described in (1) through (5) above;

(7)	any indebtedness or other obligations described in (1) through (6) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us; and

(8)	any and all refinancings, replacements, deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (7) above.

“senior indebtedness” means the principal, premium, if any, interest, including any interest accruing after bankruptcy, and rent or termination payment on or other amounts due on our current or future indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by us, including any deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above. However, senior indebtedness does not include:

•

indebtedness that expressly provides that it shall not be senior in right of payment to the subordinated debt securities or expressly provides that it is on the same basis or junior to the subordinated debt securities;

•	our indebtedness to any of our majority-owned subsidiaries, and

•	the subordinated debt securities.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, copies of which are on file with the Commission as exhibits to registration statements previously filed by us. See “Where You Can Find More Information.”

We have authority to issue 100,000,000 shares of common stock, $0.001 par value per share. As of August 31, 2009, we had 46,115,157 shares of common stock outstanding.

Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock may receive ratably any dividends that the board of directors may declare out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of preferred stock that may be outstanding. The common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and all shares of common stock to be issued under this prospectus will be fully paid and non-assessable.

Anti-Takeover Effects of Provisions of Delaware Law, Our Charter Documents and Rights Agreement

The following paragraphs summarize certain provisions of the Delaware General Corporation Law (the “DGCL”) and our Certificate of Incorporation and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our Certificate of Incorporation and Bylaws, copies of which are on file with the Commission and are exhibits to the registration statements of which this prospectus is a part. See “Where You Can Find More Information.”

Our amended and restated certificate of incorporation (“Certificate of Incorporation”) and our amended and restated bylaws (“Bylaws”) contain provisions that, together with the ownership position of our officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market price of our common stock.

Director Liability

Our Certificate of Incorporation limits the personal liability of our directors to our company and our stockholders to the fullest extent permitted by applicable law. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duty of care.

Stockholder Action and Meetings of Stockholders

In addition, our Certificate of Incorporation and Bylaws provide that stockholders wishing to propose business to be brought before a meeting of stockholders will be required to comply with various advance notice requirements. In addition, a special meeting of the stockholders may only be called by our Chairman, our Chief Executive Officer or a resolution adopted by a majority of the total number of directors. Finally, our Certificate of Incorporation and Bylaws will not permit stockholders to take any action without a meeting.

Classified Board of Directors

Our Certificate of Incorporation provides for the board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. The classified board provision will help to assure the continuity and stability of the board of directors and the business strategies and policies of InterMune as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer or attempting to obtain control of us. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Section 203 may also discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders. Our board of directors has taken all actions necessary to render inapplicable the provisions of Section 203, solely as it relates to the acquisition by Warburg, Pincus Equity Partners, L.P. and certain of its affiliates (collectively, the “Warburg Group”) of beneficial ownership of up to 25.0% of our common stock.

Stockholder Rights Plan

In July 2001, our board of directors adopted a stockholder rights plan (the “Rights Plan”), commonly referred to as a “poison pill.” Pursuant to the Rights Plan, each share of our common stock also includes one share purchase right (collectively, the “Rights”). Generally, the Rights would become exercisable upon the earlier of (i) the date of a public announcement that a person, entity or group has acquired beneficial ownership of 20% or more of our outstanding common stock (25% in the case of the Warburg Group), or (ii) ten business days following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity acquiring 20% or more of our common stock (25% in the case of the Warburg Group). If such a triggering event occurs, unless the Rights are redeemed or have expired, our stockholders, other than the acquirer, will generally be entitled to purchase shares of our common stock at a 50% discount or, in the case of certain business combinations with the acquirer, purchase the common stock of the acquirer at a 50% discount. The Rights Plan may further discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market price of our common stock.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Listing on the NASDAQ Global Select Market

Our common stock is listed on the NASDAQ Global Select Market under the symbol “ITMN.”

Registration Rights

The Warburg Group is entitled to certain rights with respect to registration under the Securities Act of the shares of our common stock that they own. As of August 31, 2009, the Warburg Group beneficially owned 7,357,549 shares of our common stock. If we propose to register in an underwritten offering any of our securities under the Securities Act, either for our own account or for the account of others (other than a registration relating solely to employee benefit plans, or a registration relating solely to a Rule 145 transaction under the Securities Act, or a registration on any registration form that does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of the securities), the Warburg Group is entitled to notice of the registration and is entitled to include, at our expense and subject to certain conditions, their shares of common stock in the registration and any related underwriting. In addition, the Warburg Group may require us, at our expense and subject to certain limitations, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration.

DESCRIPTION OF PREFERRED STOCK

We have authority to issue 5,000,000 shares of preferred stock, $0.001 par value per share. As of August 31, 2009, we had no shares of preferred stock outstanding.

General

Under our Certificate of Incorporation, our board of directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more classes or series. Prior to the issuance of shares of each series, the board of directors is required by the Delaware General Corporation Law and our Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, the following:

•	the number of shares constituting each class or series;

•	voting rights;

•	rights and terms of redemption (including sinking fund provisions);

•	dividend rights and rates;

•	dissolution;

•	terms concerning the distribution of assets;

•	conversion or exchange terms;

•	redemption prices; and

•	liquidation preferences.

All shares of preferred stock offered hereby will, when issued, be fully paid and nonassessable and will not have any preemptive or similar rights. Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or which holders might believe to be in their best interests.

We will set forth in a prospectus supplement relating to the class or series of preferred stock being offered the following terms:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the preferred stock;

•	whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

•	the procedures for any auction and remarketing, if any, for the preferred stock;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	the provision for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

•	voting rights, if any, of the preferred stock;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material and/or special United States Federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•

any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Rank

Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up:

•	senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

•	on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

•	junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term “equity securities” does not include convertible debt securities.

Transfer Agent and Registrar

The transfer agent and registrar for any series or class of preferred stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common stock or preferred stock. We may issue warrants independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from the other offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into by us with a warrant agent The warrant agent will act solely as our agent in connection with the series of warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of the warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, terms and number of shares of debt securities, preferred stock or common stock purchasable upon exercise of the warrants;

•	the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;

•	the date, if any, on and after which the warrants and the related debt securities, preferred stock or common stock will be separately transferable;

•	the price at which each share of debt securities, preferred stock or common stock purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

•	the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of certain federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF

THE COMPANY’S CERTIFICATE OF INCORPORATION AND BYLAWS

The following paragraphs summarize certain provisions of the Delaware General Corporation Law, or DGCL, and the Company’s Certificate of Incorporation and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to the Company’s Certificate of Incorporation and Bylaws, copies of which are on file with the Commission as exhibits to registration statements previously filed by the Company and incorporated by reference herein. See “Where You Can Find More Information.”

Our Certificate of Incorporation and Bylaws contain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market place of our common stock.

Our Certificate of Incorporation limits the personal liability of our directors to InterMune and our stockholders to the fullest extent permitted by the DGCL. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

Our Bylaws provide that special meetings of stockholders can be called only by the board of directors, the Chairman of the board of directors or the Chief Executive Officer. Stockholders are not permitted to call a special meeting and cannot require the board of directors to call a special meeting. Any vacancy on the board of directors resulting from death, resignation, removal or otherwise or newly created directorships may be filled only by vote of the majority of directors then in office, or by a sole remaining director. Our Bylaws also provide for a classified board. See “Description of Common Stock.”

We are subject to the “business combination” statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which a person became an “interested stockholder,” unless:

•	prior to such date the board of directors of the corporation approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder;”

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to such date the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of a least 66% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholders.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 permits us to elect not to be governed by its provisions, we have not made this election. As a result of the application of Section 203, potential acquirers of InterMune may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

VALIDITY OF THE SECURITIES

Latham & Watkins LLP, Menlo Park, California, will issue an opinion about certain legal matters with respect to the securities.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Current Report on Form 8-K filed September 1, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst  & Young LLP’s reports, given on their authority as experts in accounting and auditing.

LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the Certificate of Incorporation, Bylaws and the DGCL, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our public filings are also available to the public at the Commission’s web site at http://www.sec.gov. You may also inspect copies of these materials and other information about us at the offices of The NASDAQ Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1500.

The Commission allows us to “incorporate by reference” the information we file with it which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering (other than current reports furnished under Item 2.02 or 7.01 of Form 8-K and exhibits filed on such form that are related to such items):

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Commission on March 16, 2009;

•

The information specifically incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2008 from our definitive proxy statement on Schedule 14A, filed with the Commission on April 17, 2009, as amended by an amendment to Schedule 14A filed with the Commission on May 20, 2009;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2009, filed with the Commission on May 11, 2009;

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2009, filed with the Commission on August 7, 2009;

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Our current reports on Form 8-K filed on January 12, 2009, February 3, 2009, February 13, 2009, February 17, 2009, March 13, 2009, April 3, 2009, August 20, 2009, September 1, 2009 and September 24, 2009; and

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The description of our common stock contained in our registration statement on Form 8-A, filed with the Commission on March 6, 2000, including any amendments or reports filed for the purpose of updating such description.

This prospectus is part of a registration statement on Form S-3 we have filed with the Commission under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the Commission. You may inspect and copy the registration statement, including exhibits, at the Commission’s public reference room or internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to the Investor Relations Department at InterMune, Inc., at 3280 Bayshore Boulevard, Brisbane, California 94005, telephone: (415) 466-2200.

5,000,000 Shares

InterMune, Inc.

Common Stock

Goldman, Sachs & Co.